GOLDEN FLAKE


90
GOLDEN FLAKE




Y E A R S
1923 - 2013


GOLDEN FLAKE
WHITE CORN TORTILLA CHIPS
Tostados
RESTAURANT STYLE
GOLDEN FLAKE
The South's Original Potato Chip
DIP STYLE
1g Total Carbohydrate Per Serving
GOLDEN FLAKE
BARBECUE
FLAVORED
ARTIFICIALLY COLORED
CHICHARRONES
FRIED PORK SKINS

# 2013 Annual Report



Golden Enterprises, Inc.

For Fiscal Year Ended May 31, 2013

# 2013 Annual Report





Golden Enterprises, Inc.




CELEBRATING
45 YEARS IN BUSINESS
GOLDEN ENTERPRISES, INC
NASDAQ LISTED [GLDC]
GOLDEN FLAKE
NASDAQ
JVC JVC JVC


## Registrar & Transfer Agent

The Bank of New York
Shareholder Relations Dept.
11E
P.O. Box 11258
Church Street Station
New York, New York 10286
1-800-524-4458

## Counsel

Spain & Gillon, L.L.C.
Birmingham, Alabama

## Auditors

Dudley, Hopton-Jones,
Sims & Freeman PLLP

## Golden Enterprises, Inc.

1 Golden Flake Drive
Birmingham, Alabama
35205


GOLDEN FLAKE PRODUCTS
MAGIC CITY FOOD PRODUCTS CO.


GOLDEN FLAKE
90
YEARS
1923-2013

# Reflecting Over 90 Years

Golden Flake is a tribute to the American free enterprise system. Starting out as Magic City Foods in 1923, the only products made were almonds, peanuts, peanut butter crackers, horseradish and potato chips.


GOLDEN FLAKE
39
POTATO CHIPS

Potato Chip Bag from the 1960's

Today, Golden Flake manufactures a full line of potato chips, pork skins, tortilla chips, corn chips, cheese puffs, cheese curls, onion rings and puff corn which are distributed throughout the Southeastern United States and available for purchase online. Even though Golden Flake is a much larger company today, the same quality and traditions that built its foundation and our mission to consistently satisfy the expectations of our consumers, customers, employees, & stockholders by producing & selling quality snacks still remain.



Ground Breaking

Halsey Townes, Sloan Bashinsky, Max Weber



The Golden Rule

Halsey Townes, Sloan Bashinsky, Max Weber


GOLDEN FLAKE
SWEET HEAT BARBECUE
Dill Pickle
THIN & CRISPY
BARBECUE
THIN & CRISPY

Photos from Years Past


GREAT PAIR
"THE BEAR"
GOLDEN FLAKE
POTATO CHIPS and COKE




GOLDEN FLAKE
POTATO CHIPS
ALABAMA'S OWN


always room for one more
GOLDEN FLAKE


GOLDEN FLAKE
Cheese Curls & Puffs


GOLDEN FLAKE
JALAPEÑO CHEDDAR




GOLDEN FLAKE
Pork Cracklin Strips
GOLDEN FLAKE
ZESTY
Bacon Cheddar



# Letter To Our Stockholders


PUFF CORN
TORTILLA CHIPS
Bacon

While 2013 was a challenging year for our Company, Golden Enterprises, Inc. continues to experience unprecedented sales and positive results. For the year net sales increased 1% to $137.3 million for the 52 weeks ended May 31, 2013 compared to $136.2 million for the 52 weeks ended June 1, 2012. The Company strategically discontinued $3.1 million in partner branded products early in the year and still sustained a 1% increase in net sales. Sales of our pork skins and cracklins showed tremendous growth year over year rising 13%. With sales growth in existing products, sales potential in new products, and sales growth from market penetration, we remain optimistic about the future.

> "Sales of our pork skins and cracklins showed tremendous growth year over year rising 13%."


GOLDEN FLAKE
VINEGAR & SALT
CHICHARRONES
FRIED PORK SKINS
Curly Q's
Fried Pork Skins
Wash Pot Style
Pork Cracklins

Net income for the year ended May 31, 2013 was $1.1 million ($.10 per share) compared to net income of $2.2 million ($.19 per share) for the year ended June 1, 2012. Implementation of the new enterprise resource planning (ERP) system contributed to higher selling, general, and administrative expenses, as did rising health and life insurance costs. The good news is that once fully implemented, our ERP system will provide management the tools needed to manage in real time all manufacturing, selling, and administrative activities.

We remain focused on satisfying the expectations of those most important to us, our consumers, customers, employees, and shareholders.

We invite you to our annual meeting of stockholders to be held at our Birmingham headquarters on September 19, 2013 at 11:00 A.M. Central Daylight Time.



Mark McCutcheon
Chairman of the Board, President and CEO

# Company Profile

Golden Flake Snack Foods, Inc. (NASDAQ: GLDC), manufactures and distributes a full line of snack food items. Our brands include: Golden Flake, Tostados™ and Maizetos™.
We sell a full line of potato chips, pork skins, tortilla chips, corn chips, cheese puffs, cheese curls, onion rings and puff corn. We also offer salsas and dips, pretzels, cracker sandwiches, dried meat snacks and nuts.



Maizetos
TORTILLA CHIPS
Tostados
RESTAURANT
LOUISIANA
CHICHARRONES
OLD FASHION
CHICHARRONES
FRIED
PORK SKINS
THIN & CRISPY
Cheese
CURLS
JALAPEÑO
CHEDDAR
French Onion


We have two production facilities one located in Birmingham, AL, which consists of three buildings approximately 300,000 square feet of floor area and one in Ocala, FL, approximately 100,000 square feet of manufacturing space.



GOLDEN FLAKE


Golden Flake employs approximately 800 people who are involved in route sales and sales supervision, production and production supervision, administrative and management personnel.

Our main office is headquartered in Birmingham, AL. Our branch warehouses are located in Birmingham, Montgomery, Midfield, Demopolis, Fort Payne, Muscle Shoals, Huntsville, Phenix City, Tuscaloosa, Mobile, Dothan and Oxford, Alabama; Gulfport and Jackson, Mississippi; Knoxville and Memphis, Tennessee; Decatur and Macon, Georgia; Panama City, Tallahassee and Pensacola, Florida; and New Orleans, Louisiana.

"Golden Flake products are distributed to 15 states and also available for purchase online."



GOLDEN FLAKE



Tostados



Maizetos
TORTILLA CHIPS


Golden Flake manufactures a full line of potato chips, pork skins, tortilla chips, corn chips, cheese puffs, cheese curls, onion rings and puff corn.


Years in Area
Over 30 Years
11-30 Years
0-10 Years
Manufacturing Plants


Illinois
Indiana
Missouri
Kentucky
Virginia
North Carolina
Tennessee
Oklahoma
Arkansas
South Carolina
Alabama
Mississippi
Georgia
Texas
Louisiana
Florida

## Distribution Area

Golden Flake products are distributed to 15 states and also available for purchase online. Our distribution footprint has grown over the past year with additional distributors who service states west of our core markets.


GOLDEN FLAKE
JALAPEÑO CHEDDAR
CHEESE PUFFS

## Growing Markets

As Golden Flake continues to introduce new and exciting products, opportunities for market growth and distribution increase. We emphasize Point of Purchase advertising, Instant Redeemable Coupons and additional media support to gain consumer sales and promote new items. Multiple onsite displays are also used to encourage "off the shelf and into cart" shopping and provide convenience to our customers.




GOLDEN FLAKE
SWEET HEAT BARBECUE
BARBECUE
JALAPEÑO CHEDDAR
Dill Pickle

## Regional Favorites

Golden Flake is most famous for bold flavored snacks such as Sweet Heat Barbecue and Dill Pickle potato chips, but our pork skins are one of the fastest growing items in our sales area. Golden Flake pork rinds are one of the top ranked brands in our marketing area. We gain popularity with each bite of our delicious line up of these flavorful low carb snacks!

## SQF Certified for Excellence

What is SQF? SQF stands for "Safe Quality Foods". It is a globally recognized rating issued by Silliker Global Certification Services Pty. Ltd. The sole purpose for SQF is to assure delivery of safe quality foods to the consumer. Golden Flake has acquired a Level 2- SQF certi-



fication. Certification of Level 2 meets the benchmark standards of the Global Food Safety Initiative or GFSI. The GFSI is a worldwide effort to improve food production, storage and delivery.

# New Product Development

## Formulating Success

At Golden Flake, innovation and dedication to quality are essential ingredients to our success. It is our goal to provide exciting new products that taste great and offer great value, a tradition that has made Golden Flake a brand Southern consumers know and trust.


GOLDEN FLAKE
HOT
CRINKLE CUT FRIES
CRINKLE CRISP OVEN BAKED
GOLDEN FLAKE
ZESTY
Bacon
Cheddar
CRINKLE CUT FRIES
CRINKLE CRISP OVEN BAKED
GOLDEN FLAKE
Chili
Cheese
CRINKLE CUT FRIES

"Seasoned with Zesty Bacon Cheddar, warm Chili Cheese and fiery Hot spices these delicious crispy fries pack a flavorful punch!"

### Bacon Cheddar, Chili Cheese and Hot Crinkle Cut Fries

Bold flavors remain front and center in nearly every marketplace today. Our consumers enjoy the robust taste of our snacks and Golden Flake continues to introduce them to new exciting products that satisfy their hunger and also bring profits to the bottom line. We are proud to introduce NEW crinkle cut fries! Seasoned with, Zesty Bacon Cheddar, warm Chili Cheese and fiery Hot spices these delicious crispy fries pack a flavorful punch! We look forward to continued market growth and repeat sales that will follow as these items gain customer popularity.


BACK TO BACK
NATIONAL
CHAMPIONS
2012


GOLDEN FLAKE
JALAPEÑO
CHEDDAR
CHICHARRONES

### Alabama National Championship Canister

Golden Flake is proud to commemorate The University of Alabama's Back to Back 2012 National Football Championship win by offering a limited edition collector's canister. Roll Tide!

### Jalapeño Cheddar Pork Skins

Cheese lovers, get ready for new Jalapeño Cheddar Pork Skins! Warm cheddar cheese and a hint of jalapeño flavor create a delicious twist on our Southern fried pork skins!


Golden Flake
Pretzel Stix
Original Thin Style

**Pretzel Stix**
Crunchy pretzels are a great snack for any occasion. From parties to a lunch time snack, pretzels are always a favorite! Serve with fruit & cheese or dip them in chocolate for a special holiday treat!

**Bigger Bags of Old Favorites**
Classic Dip Style and Thin & Crispy Potato Chips are available in larger 16 oz. size bags, perfect for families and party events. Fill your bowls with Golden Flake and let the FUN begin!

# Marketing

## Spread the Word

A variety of advertising is used to promote brand awareness including athletic sponsorships, radio & television media, print advertising, and seasonal FSI's. 22 billboards communicate our message and engage our audience throughout our market to introduce Golden Flake to new consumers. We also utilize the internet to communicate with our customers through Facebook and our official company website.


Tailgate Headquarters


Bigger Bag! More to Share


Picnic Ready


Team Up with Flavor


Save 35¢ Off


Celebrate with Flavor

Advertising support from Billboards to Point of Purchase help direct consumers to our products.




Golden Flake







Getting the latest news about Golden Flake has never been easier!

# 2013 Condensed Financial Statements

| | 2012 | 2013 |
|---|---|---|
| NET SALES | $136,185,657 | $137,344,716 |
| PRE-TAX INCOME | $3,945,849 | $2,176,555 |
| NET INCOME | $2,207,623 | $1,134,037 |
| NET INCOME PER SHARE | $0.19 | $0.10 |
| TOTAL ASSETS | $48,753,626 | $47,756,477 |
| TOTAL LIABILITIES | $24,355,180 | $23,698,735 |
| SHAREHOLDERS' EQUITY | $24,398,446 | $24,057,742 |

NET INCOME ($ MILLIONS)


2.0
4.2
3.0
2.2
1.1
09
10
11
12
13

NET SALES ($ MILLIONS)


122.2
128.4
131.0
136.2
137.3
09
10
11
12
13

BASIC & DILUTED EARNINGS PER SHARE ($)


0.17
0.36
0.26
0.19
0.10
09
10
11
12
13

TOTAL ASSETS ($ MILLIONS)


36.4
42.7
48.1
48.8
47.8
09
10
11
12
13

SHAREHOLDER'S EQUITY ($ MILLIONS)


19.4
22.1
23.6
24.4
24.1
09
10
11
12
13

RETURN ON EQUITY (%)


10.3
19.0
12.7
9.05
4.7
09
10
11
12
13

# Management of Golden Enterprises, Inc. and Its Subsidiary

## Directors of Golden Enterprises, Inc.

| | |
|---|---|
| Joann F. Bashinsky | Chairman of SYB, Inc. |
| Paul R. Bates | Executive Vice-President of Golden Flake Snack Foods, Inc. |
| David A. Jones | Executive Vice-President of Golden Flake Snack Foods, Inc. |
| Mark W. McCutcheon | Chairman of the Board, President and Chief Executive Officer of Golden Enterprises, Inc. |
| John P. McKleroy, Jr. | Partner, Spain & Gillon, Counsel for the Company |
| William B. Morton, Jr. | President and Chief Executive Officer of Robins & Morton |
| J. Wallace Nall, Jr. | President of Nall Development Corporation |
| Edward R. Pascoe | Retired, Chairman of Steel City Bolt & Screw, Inc. |
| F. Wayne Pate | Retired, President and Chief Operations Officer of Golden Enterprises, Inc. |
| John S.P. Samford | President of Samford Capital Corporation |
| John S. Stein III | Founder, Principal and Member of Fidelis Capital LLC |

## Directors Emeritus of Golden Enterprises, Inc.

| | |
|---|---|
| James I. Rotenstreich | Chairman and Chief Executive Officer of JHF Holdings, Inc. |
| John S. Stein | Retired, Chairman of the Board of Golden Enterprises, Inc. |

## Officers of Golden Enterprises, Inc.

| | |
|---|---|
| Mark W. McCutcheon | Chairman of the Board, President and Chief Executive Officer |
| Patty Townsend | Chief Financial Officer, Vice-President and Secretary |

## Officers of Golden Flake Snack Foods, Inc.

| | |
|---|---|
| Mark W. McCutcheon | President and Treasurer |
| Paul R. Bates | Executive Vice-President |
| David A. Jones | Executive Vice-President |
| Scott Jackson | Controller |


GOLDEN FLAKE
YEARS
1923-2013





**GOLDEN ENTERPRISES, INC.**
**One Golden Flake Drive**
**Birmingham, Alabama 35205**

**NOTICE OF ANNUAL MEETING**

To our shareholders:

You are cordially invited to the Annual Meeting of the Stockholders of Golden Enterprises, Inc., (the "Company") a Delaware Corporation, to be held at the general offices of the Company, at One Golden Flake Drive, Birmingham, Alabama 35205 on September 19, 2013, at 11:00 A.M., Birmingham time, for the following purposes:

1. To elect a Board of Directors for the ensuing year.

2. To have an advisory vote approving the compensation of named executive officers ("say-on-pay" vote).

3. To have an advisory vote on the frequency of future named executive officers compensation advisory votes ("say-on-frequency" vote).

4. To transact such other business as may properly come before the meeting.

Stockholders of record at the close of business on July 26, 2013, are entitled to notice of and to vote at the meeting or any adjournment thereof. All Stockholders are cordially invited to attend the meeting.

By Order of the Board of Directors

Mark W. McCutcheon
Chairman

Birmingham, Alabama
August 28, 2013

HOLDERS OF A MAJORITY OF THE OUTSTANDING SHARES MUST BE PRESENT EITHER IN PERSON OR BY PROXY IN ORDER TO HOLD THE MEETING. TO INSURE YOUR REPRESENTATION AT THE MEETING, YOU ARE REQUESTED TO SIGN THE ENCLOSED PROXY AND RETURN IT IN THE ACCOMPANYING ENVELOPE. IF YOU ARE ABLE TO ATTEND THE MEETING, YOU MAY REVOKE THE PROXY AND VOTE YOUR SHARES PERSONALLY AT ANY TIME BEFORE THE PROXY IS EXERCISED.

# PROXY STATEMENT

## GENERAL

The annual meeting of the stockholders of Golden Enterprises, Inc. (the "Company") will be held at the general offices of the Company, at One Golden Flake Drive, Birmingham, Alabama 35205 on September 19, 2013, at 11:00 A.M. All holders of record of common stock as of July 26, 2013, will be entitled to vote at the meeting and any adjournment thereof.

The purpose of this proxy solicitation is to enable those stockholders who will be unable to personally attend the meeting to vote their stock.

**Important Notice Regarding Availability of Proxy Materials for Shareholder Meeting to be Held on September 19, 2013: This Proxy Statement, Proxy Card, the Annual Report to Stockholders and Form 10-K are available on line at www.goldenflake.com/financial.html.**

## PERSONS MAKING THE SOLICITATION

This proxy is solicited on behalf of the Board of Directors of Golden Enterprises, Inc. The cost of solicitation will be paid by the Company and will include reimbursement paid to brokerage firms and others for their expenses in forwarding solicitation material regarding the meeting to beneficial owners in accordance with the regulations of the Securities and Exchange Commission ("SEC"). In addition to solicitation by mail, officers and regular employees of the Company may solicit proxies by telephone, email, or personal interview at no additional compensation.

## SECURITY HOLDERS ENTITLED TO VOTE

Shareholders of record of common stock of the Company at the close of business on July 26, 2013, will be entitled to vote at the Annual Meeting and at any and all adjournments thereof. If on July 26, 2013 your shares were registered directly in your name with our transfer agent, The Bank of New York, then you are a shareholder of record. Each share of common stock entitles its owner to one vote. The number of shares of common stock of the Company (exclusive of treasury shares) outstanding at the close of business on July 26, 2013 was 11,732,632 shares.

If your shares are held in street name (which means they are held of record by a broker), you must instruct your broker how to vote the shares, or your shares will not be voted on any proposal for which the broker does not have discretionary authority to vote. Pursuant to rules governing the voting of stock by brokers, they do not have discretionary authority to vote for either (i) the election of Directors, (ii) advisory approval of the compensation of named executive officers of the Company or (iii) advisory approval of the frequency of stockholder votes on executive compensation without instructions from the beneficial owner. Accordingly, if your shares are held in street name, it is particularly important that you instruct your broker how you wish to vote your shares on all proposals presented at the Annual Meeting. Additionally, if your shares are held in street name, since you are not the stockholder of record of such shares, you may not vote your shares in person at the annual meeting unless you request and obtain a valid voting proxy from your broker or other agent.

Stockholders who execute proxies retain the right to revoke them at any time before they are voted. If the enclosed proxy is properly signed and returned to the Company and not so revoked, the shares represented thereby will be voted in accordance with its terms. If a shareholder returns a signed proxy card but does not mark the boxes, the shares represented by that proxy card will be voted as recommended by the Board of Directors. If a shareholder does not return a signed proxy card or does not attend the Annual Meeting and vote in person, his or her shares will not be voted. Abstentions and "broker non-votes" are not counted in determining outcomes of matters being acted upon. They are counted only for determining a meeting quorum. If a shareholder attends the Annual Meeting, he or she may vote by ballot except as previously explained with regard to shares held in street name.

In accordance with Delaware law, a list of stockholders entitled to vote at the Annual Meeting will be available at the Annual Meeting at the principal executive offices of Golden Enterprises, Inc., One Golden Flake Drive, Birmingham, Alabama, 35205, on September 19, 2013, and for ten days prior to the Annual Meeting, between the hours of 9:00 a.m. and 4:00 p.m. Central Time.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

At July 26, 2013, SYB, Inc. and the Sloan Y. Bashinsky, Sr. Marital Testamentary Trust ("Marital Testamentary Trust") were the only persons known by the Company who beneficially owned more than 5% of the outstanding voting securities of the Company. The following table sets forth the number of shares of common stock of the Company beneficially owned by these persons.

| Name and Address of Beneficial Owner | Amount and Nature of Beneficial Ownership (1) Direct | Indirect | Percent of Class |
|---|---|---|---|
| SYB, Inc.<br>3432 Briarcliff Road East<br>Birmingham, Alabama 35223 | 5,283,128 | -0- | 45.0% |
| Sloan Y. Bashinsky, Sr.<br>Marital Testamentary Trust<br>2117 Second Avenue N.<br>Birmingham, Alabama 35203 (2) | 600,279 | -0- | 5.1% |

(1) An indirect beneficial owner as this term is interpreted by the SEC includes, among other things, any person who has or shares the (1) voting power, which includes the power to vote or to direct the voting of such security, and/or (2) investment power which includes the power to dispose, or to direct the disposition of such security.

(2) On August 9, 2010, pursuant to the terms of the Last Will and Testament of Sloan Y. Bashinsky, Sr., the Estate of Sloan Y. Bashinsky, Sr. distributed 414,221 shares of Company stock to Joann F. Bashinsky and 600,279 shares of Company stock to the Sloan Y. Bashinsky, Sr. Marital Testamentary Trust. The Marital Testamentary Trust owns 5.1% of the Company stock after the transfer.

### Security Ownership of Management

The following table shows the shares of common stock of Golden Enterprises, Inc., beneficially owned, directly or indirectly, by each Director and Nominee for Director and all Directors and Officers of the Company as a group at July 26, 2013:

| Name | Amount and Nature of Beneficial Ownership (1) Direct | | Indirect | | Percent of Class |
|---|---|---|---|---|---|
| J. Wallace Nall, Jr. | -0- | | 196,000 | (2) (4) | 1.7% |
| F. Wayne Pate | 144,499 | | 25,018 | (2)(5)(6) | 1.4% |
| Edward R. Pascoe | 25,000 | | -0- | | * |
| John P. McKleroy, Jr. (a) (b) (c) | 40,000 | (3) | -0- | (2) | * |
| John S. P. Samford | 1,666 | | -0- | | * |

| | | | | |
|---|---|---|---|---|
| Joann F. Bashinsky (d) (e) | 426,928 | 11,750 | (2)(6) | 3.7% |
| Mark W. McCutcheon | 4,455 | 3,702 | (2)(6) | * |
| William B. Morton, Jr. | -0- | -0- | | * |
| John S. Stein, III | 10,333 | -0- | | * |
| Paul Bates | 5,172 | 4,497 | (2)(6) | * |
| David Jones | 1,607 | 2,217 | (2)(6) | * |
| Patty Townsend | -0- | 898 | (2)(6) | * |
| All Directors and Officers as a group | 659,660 | 244,082 | | 7.7% |

*Less than one percent of class

(1) An indirect beneficial owner as this term is interpreted by the SEC includes, among other things, any person who has or shares the (i) voting power which includes the power to vote or to direct the voting of such security, and/or (ii) investment power which includes the power to dispose of, or to direct the disposition of, such security.

(2) Each designated director is a member of the Voting Committee created under the (i) Marital Testamentary Trust and (ii) SYB, Inc. Common Stock Trust of Sloan Y. Bashinsky, Sr. ("Bashinsky" or "Mr. Bashinsky"). As a member of the Voting Committee, each designated director participates in the vote of the shares of common stock of the Company owned by SYB, Inc. (5,283,128 shares) and by the Marital Testamentary Trust (600,279 shares). Patty Townsend, an officer of the Company, is also a member of the Voting Committee. The decision of the majority of the members of the Voting Committee governs how the stock is voted. The members of the Voting Committee do not possess and specifically disclaim any beneficial ownership of the shares owned by SYB, Inc. and the Bashinsky Marital Testamentary Trust.

(3) Includes 33,490 shares held by a 401(k) profit sharing plan and a IRA account for the benefit of John P. McKleroy, Jr.

(4) Shares owned by Nall Development Corporation, a corporation of which J. Wallace Nall, Jr. is a Director and President. For SEC reporting purposes, Mr. Nall is deemed the beneficial owner of such shares. Except for SEC reporting purposes, Mr. Nall disclaims beneficial ownership of such shares.

(5) Includes 32 shares owned by the wife of F. Wayne Pate. Except for SEC reporting purposes, Mr. Pate disclaims beneficial ownership of such shares.

(6) Shares owned by the Golden Flake Snack Foods, Inc. 401(k) Retirement Savings Plan (the "Plan"). Prior to August 31, 2010, the shares were owned by the Golden Flake Snack Foods, Inc. Amended and Restated Employee Stock Option Plan and Trust ("ESOP"). The ESOP was merged into the Plan effective August 31, 2010. ESOP shares were previously voted by a voting committee comprised of certain officers of the Company. On merger into the Plan, all shares are voted by the Plan participants in whose accounts such shares are held.

(a) Mr. McKleroy is a Director, Vice President and Secretary of SYB, Inc. which owns 5,283,128 shares of the Company's stock. Mr. McKleroy does not possess and specifically disclaims any beneficial ownership of these shares.

(b) Mr. McKleroy is a Director and officer of the Bashinsky Foundation, Inc., which owns 400,544 shares of the Company's stock. Mr. McKleroy does not possess and specifically disclaims any beneficial ownership of these shares.

(c) Mr. McKleroy is a Co-Trustee of the Marital Testamentary Trust. The Marital Testamentary Trust own 600,279 shares of the Company stock. Mr. McKleroy does not possess and specifically disclaims any beneficial ownership of these shares.

(d) Mrs. Bashinsky is a Director, Chairman and CEO of SYB, Inc., which owns 5,283,128 shares of the Company's stock. Mrs. Bashinsky does not possess and specifically disclaims any beneficial ownership of these shares.

(e) Mrs. Bashinsky is a Director, Chairman and CEO of the Bashinsky Foundation, Inc., which owns 400,544 shares of the Company's stock. Mrs. Bashinsky does not possess and specifically disclaims any beneficial ownership of these shares.

Each Director has the sole voting and investment power of the shares directly owned by him/her.

Voting Control

Sloan Y. Bashinsky, Sr. died on August 2, 2005. At the time of Mr. Bashinsky's death, he beneficially owned 6,698,172 shares of common stock of the Company which constituted voting control of the Company. The stock beneficially owned by Mr. Bashinsky was registered in and held by the following entities:

| | |
|---|---|
| SYB, Inc. | 5,283,128 shares |
| SYB, Inc. as Trustee of the Sloan Y. Bashinsky, Sr. Trust dated February 16, 1982 | 1,000,000 shares |
| Bashinsky Foundation, Inc. | 400,544 shares |
| Sloan Y. Bashinsky, Sr. | 14,500 shares |

As a result of Mr. Bashinsky's death, and the probate of his will on August 12, 2005, the 1,000,000 shares held in SYB, Inc. as Trustee and the 14,500 shares held in his name passed to his Estate. On August 9, 2010, the Personal Representatives of Mr. Bashinsky's Estate distributed 414,221 shares of Company stock to Joann F. Bashinsky and 600,279 shares of Company stock to the Marital Testamentary Trust. SYB, Inc. and Bashinsky Foundation, Inc. have continued to own 5,283,128 shares and 400,544 shares, respectively.

Joann F. Bashinsky and John P. McKleroy, Jr., Directors of the Company, each serve as a Director and officer of Bashinsky Foundation, Inc. The stock of the Company owned by Bashinsky Foundation, Inc. is voted by its board of directors and is not subject to the Voting Committee, as described below.

Joann F. Bashinsky and John P. McKleroy, Jr., Directors of the Company, each serve as a director and officer of SYB, Inc. The voting stock of SYB, Inc. is vested in the SYB, Inc. Common Stock Trust and John P. McKleroy, Jr. serves as a Co-Trustee of this Trust.

John P. McKleroy, Jr. is designated under Mr. Bashinsky's Will as a Co-Trustee of the Marital Testamentary Trust.(1)

---

(1) John S. Stein, Jr., previous Chairman of the Board, who resigned/retired from the Board on July 22, 2010, is also a Co-Trustee of the Marital Testamentary Trust.

Mr. Bashinsky's Will and the SYB, Inc. Common Stock Trust provide that shares of the Company held by SYB, Inc. and his Marital Testamentary Trust shall be voted by a committee made up of members of the Board of Directors of the Company and one member designated by Trustees of the Marital Testamentary Trust ("Voting Committee"). Consequently, as of the date of this Proxy Statement, the 5,283,128 shares of the Company stock held by SYB, Inc. and the 600,279 shares of the Company stock held by the Marital Testamentary Trust, the combination of which constitute a majority of the stock of the Company, are voted by the Voting Committee. The Voting Committee presently consists of J. Wallace Nall Jr., F. Wayne Pate, John P. McKleroy, Jr., Joann F. Bashinsky, Mark W. McCutcheon, Paul R. Bates and David A. Jones, all directors of the Company, along with Patty Townsend, an officer of the Company. The decision of a majority of the members of the Voting Committee governs how the stock is voted.

The Voting Committee will continue to vote the Company stock owned by SYB, Inc. (5,283,128 shares) and by the Martial Testamentary Trust (600,279 shares), respectively, until the SYB, Inc. Common Stock Trust and the Marital Testamentary Trust terminate. The Marital Testamentary Trust will terminate upon the death of Joann F. Bashinsky and the SYB, Inc. Common Stock Trust will terminate upon the earliest to occur of the following dates: (i) in the event the Company should be sold, five (5) years from the date of the sale of the Company, or (ii) December 31, 2020.

Upon termination of the SYB, Inc. Common Stock Trust, the assets of the Trust will be distributed generally to descendants of Sloan Y. Bashinsky, Sr. and control of the Company stock held by SYB, Inc. (5,283,128 shares) will transfer to these trust beneficiaries and the Voting Committee will cease to vote these shares. Upon termination of the Marital Testamentary Trust and distribution of its assets, the Company stock held by the Marital Testamentary Trust will transfer to various charitable organizations and the Voting Committee will cease to vote these shares.

Due to the transfer of shares of the Company stock held by the Estate of Sloan Y. Bashinsky, Sr. to the Marital Testamentary Trust and Joann F. Bashinsky on August 9, 2010, SYB, Inc., the SYB, Inc. Common Stock Trust, the Voting Committee and Mrs. Bashinsky have filed an amended Schedule 13D with the SEC and the Company remains classified as a "controlled company." SYB, Inc., the Martial Testamentary Trust and Joann F. Bashinsky as a group own 53.8% of the common stock of the Company.

## ELECTION OF DIRECTORS

At the Annual Meeting, eleven Directors are to be elected, comprising the entire membership of the Board, each to hold office until the next Annual Meeting of Stockholders, or until a successor has been elected and qualified or any earlier resignation or removal. All nominees are presently members of the Board of Directors. All nominees standing for reelection are currently serving as members of the Board and have consented to continue to serve if elected. If any nominee for any reason is unable to serve or will not serve, the proxies may be voted for such substitute nominee as the Board may nominate. The Company is not aware of any nominee who will be unable or unwilling to serve as a Director.

Shares represented by your proxy will be voted in accordance with your direction as to the election as directors of the persons hereinafter listed as nominees. In the absence of clear direction otherwise, the shares represented by your proxy will be voted FOR such election. Should any of the persons listed as nominees become unavailable as a nominee for election, it is intended that the shares represented by your proxy will be voted for the balance of those named and for a substitute nominee or nominees proposed by the Board of Directors unless the Board reduces the number of directors, but the Board knows of no reason to anticipate that this will occur. Proxies cannot be voted for a greater number of persons than the number of nominees named.

The Board has established certain attributes that it seeks in identifying candidates/nominees for Director. In particular, the Board desires individuals who have very high integrity, business and financial experience and deep, genuine interests in the Company. In considering candidates for Director, the Board considers the entirety of each candidate's credentials in the context of these attributes. In the judgment of the Company's Board as a whole, each of the following nominees possesses such attributes.

The following table shows the names of the nominees for election as directors, their respective ages as of July 26, 2013, the nominees' principal occupation, business experience, other directorships held by such nominees, qualifications and skills considered by the Board and the period during which such nominees have served as directors of the Company.

| Name and Age | Principal Occupation Business Experiences and Other Directorships | Director Since |
|---|---|---|
| Joann F. Bashinsky, 81 | Mrs. Bashinsky is Chairman and CEO of SYB, Inc., an investment holding company, which is a principal owner of the Company. Mrs. Bashinsky served as Vice President of SYB, Inc. from 1981 until August 8, 2005, at which time she was elected Chairman and CEO. Mrs. Bashinsky also serves as Chairman and CEO of Bashinsky Foundation, Inc., a private charitable foundation.<br><br>The Company benefits from Mrs. Bashinsky's knowledge of and long service to the Company, her service as a Director of Golden Flake Snack Foods, Inc. ("Golden Flake"), a wholly-owned subsidiary of the Company, along with the important knowledge she possesses of the Company's operations and history. | 1996 |
| Paul R. Bates, 59 | Mr. Bates, has served as Executive Vice President of Sales and Marketing for Golden Flake since 1998. He joined Golden Flake in 1979 as a route salesperson in Birmingham. He has also been a Divisional Manager in New Orleans, Region Manager in Nashville, Sales Manager, and Vice President of Sales for Golden Flake.<br><br>Mr. Bates' long and extensive history with the Company from route salesman to Executive Vice President of Sales and Marketing and Director of Golden Flake, along with his extensive knowledge of sales and marketing in the snack foods industry is of substantial value and benefit to the Company. | 2010 |
| David A. Jones, 61 | Mr. Jones has served as Executive Vice President of Operations for Golden Flake since 2002. He joined Golden Flake in 1984 as a Department Manager of Corn and Tortilla Chips. He has previously been the Manager of the Golden Flake Nashville manufacturing plant, plant manager of the Birmingham facility, and Vice President of Manufacturing for Golden Flake. | 2010 |

| | | |
|---|---|---|
| | Mr. Jones has an extensive history with the Company and the manufacturing of the Company's snack foods. Mr. Jones also serves as a Director of Golden Flake. His knowledge of snack food manufacturing requirements/processes and the Company's operations is a great benefit to the Company. | |
| Mark W. McCutcheon, 58 | Mr. McCutcheon is Chairman of the Board, Chief Executive Officer, and President of the Company and President of Golden Flake. He has served as President and Chief Executive Officer of the Company since April 4, 2001 and as President of Golden Flake since November 1, 1998. Mr. McCutcheon was elected Chairman of the Board on July 22, 2010. He has been employed by Golden Flake since 1980.<br><br>The Company benefits from Mr. McCutcheon's experience with the Company as its President and CEO, President of Golden Flake and his extensive experience in the snack foods industry, along with Mr. McCutcheon's positive management style and operation of the Company. | 1999 |
| John P. McKleroy, Jr., 69 | Mr. McKleroy is an attorney and member of Spain & Gillon, L.L.C., and general counsel for the Company. He has practiced law with Spain & Gillon, L.L.C. (or its predecessors) since 1968. Mr. McKleroy is also Vice President, Secretary and a Director of SYB, Inc. and Bashinsky Foundation, Inc.<br><br>The Company benefits from Mr. McKleroy's experience as an attorney, his long-term representation and knowledge of the Company and Golden Flake and his long service to the Company as a Director and as general counsel. | 1976 |
| William B. Morton, Jr., 49 | Mr. Morton is CEO and President (since 2002) of Robins & Morton, a general contracting company based in Birmingham, Alabama with significant capabilities in the latest construction technology and project management techniques. He has been with Robins & Morton since 1988. Mr. Morton has worked as a Field Engineer, Assistant Superintendent and Project Manager on construction projects throughout the country. Mr. Morton also worked in various management positions in Robins & Morton's home office prior to being named its President and assuming day-to-day leadership.<br><br>Mr. Morton is nominated to serve as a Director due to his business background in working in a number of different management positions, his financial knowledge and the experience and insight he brings to the Company as the CEO and President of a company that operates throughout the United States. Mr. Morton is also a director of Oakworth Capital Bank, a | 2010 |

|  |  |  |
|---|---|---|
|  | privately held financial institution headquartered in Birmingham, Alabama. |  |
| J. Wallace Nall, Jr., 78 | Mr. Nall is President of Nall Development Corporation and a General Partner of Nall Partnership, Ltd. He has held these positions since 1981. Nall Development Corporation is an investment holding company and Nall Partnership, Ltd. is a real estate investment and development company.<br><br>The Company benefits from Mr. Nall's real estate investment and financial experience, along with Mr. Nall's knowledge of the history of the Company, his long service as a Company Director and Chairperson of the Compensation Committee. | 1991 |
| Edward R. Pascoe, 76 | Mr. Pascoe is retired Chairman of the Board of Steel City Bolt & Screw, Inc. (formerly Coosa Acquisition, Inc.) which, in 1995, acquired the bolt and special fastener business owned by the Company. He served as President of Steel City Bolt & Screw, Inc. and Nall & Associates, Inc., which were wholly-owned subsidiaries of the Company, from 1972 and 1973, respectively, until 1995.<br><br>Mr. Pascoe has significant experience as a Director of the Company and Golden Flake and the Company benefits from this experience, his experience as President of former subsidiaries of the Company and Mr. Pascoe's service on the Audit Committee for eleven years. | 1971 |
| F. Wayne Pate, 78 | Mr. Pate retired as President of the Company on May 31, 2000. He served as President of the Company from November 1, 1998 until retirement. He also served as President of Golden Flake from September 20, 1991, to November 1, 1998.<br><br>Mr. Pate's knowledge of the Company which he acquired as past President of the Company and Golden Flake, his over forty years of service as an employee and/or Director of Golden Flake Snack Foods, Inc. and his overall knowledge of the snack food industry are of a great benefit to the Company. | 1992 |

| | | |
|---|---|---|
| John S. P. Samford, 63 | Mr. Samford is President and sole owner of Samford Capital Corporation, an investment holding company which he formed in 1989. He also serves on the Board of Directors of Southland National Insurance Corporation, a privately owned company headquartered in Tuscaloosa, Alabama and is the secretary and member of the Board of Directors of the Ford Plantation Club, a private residential and sporting development near Savannah, Georgia.<br><br>Mr. Samford's qualifications and skills include his knowledge and experience with investments, his knowledge and ability to review financial information of public companies, his long service to the Company as a Director and his service on the Audit Committee since 1989. | 1984 |
| John S. Stein III, 48 | Mr. Stein is a co-founder and principal (since 2001) of Fidelis Capital, an SEC registered investment advisor based in Birmingham, Alabama. From 2001 to 2009, Mr. Stein served as CEO of IntraMicron, Inc., a technology research, development and deployment company, and continues to serve as Chairman of the Board. Mr. Stein is a member of the Board of Directors of Wise Metals Group, LLC, the world's third leading producer of aluminum can stock for the beverage and food industries. Mr. Stein is also Chairman of the Board of Raycom Media, Inc. (television broadcasting) and a board member of SiO2 Medical Products, Inc. (a company developing novel parenteral containers for the pharmaceutical industries). From 2009 to 2011, Mr. Stein served as Chairman and CEO of National Alabama Corporation, a company organized to manufacture railcars in northwest Alabama.<br><br>Mr. Stein was nominated to serve as a Director due to his business and financial background, experience in the investment banking industry, expertise and insight as a CEO of other companies, current directorship experience and his knowledge of the Company. | 2010 |

**Our Board unanimously recommends that shareholders vote FOR the election of each nominee for Director named above.**

## CORPORATE GOVERNANCE

### Controlled Company

The Company is deemed a "controlled company" within the meaning of Listing Rule 5615 of the Corporate Governance Standards of the NASDAQ Stock Market, Inc. ("NASDAQ") on which the Company's shares are traded because 53.8% of the Company's stock is owned (directly or indirectly) and/or voted by the control group (as previously described in "Voting Control" on page 6). Controlled companies are exempt from a number of NASDAQ corporate governance standards, including the requirement to have a majority of independent directors and the requirement to have director nominees selected by a nominating committee comprised of independent directors. Controlled companies are also exempt from the requirement to have the compensation of the company's officers determined by a compensation committee comprised of a majority of independent directors.

### Director Independence

The Board has determined that Edward R. Pascoe, John S.P. Samford, John S. Stein, III and William B. Morton, Jr. are qualified as "Independent Directors" within the meaning of the director independence standards and Listing Rules of the NASDAQ and the SEC under the Exchange Act of 1934. All other directors serve on the Voting Committee described in "Security Ownership of Management" and do not qualify as Independent Directors.

### Meetings of Independent Directors

The Independent Directors meet in executive sessions (with no management directors or officers present) at least twice each year. The Independent Directors met two times in the fiscal year ending May 31, 2013. All Independent Directors attended both meetings.

### Committees of the Board of Directors

The Board of Directors has a Compensation Committee and an Audit Committee. The Board of Directors, as a controlled company, is not required to and has no standing Nominating Committee.

The Compensation Committee reviews the performance of the Executive Officers of the Company and the top executive officer of Golden Flake and recommends to the Board of Directors of the Company the appropriate compensation level and compensation and benefit programs of such officers. The Board as a whole sets officer compensation. The Compensation Committee consists of John S.P. Samford, J. Wallace Nall, Jr., Joann F. Bashinsky and F. Wayne Pate. The Compensation Committee met once during fiscal year 2013. Since the Company qualifies under NASDAQ Listing/Corporate Governance Rules as a Controlled Company, the Compensation Committee is not required to meet the independence requirements of the listing standards of NASDAQ and the non-employee director definition of Rule 16b-3 promulgated under Section 16 of the Exchange Act.

The termination of the Stock Option Plan on October 15, 2011 terminated the Stock Option Committee. Prior to its termination, the Stock Option Committee consisted of John S.P. Samford, J. Wallace Nall, Jr., Joann F. Bashinsky and F. Wayne Pate.

The Audit Committee reviews the results of the annual audit and quarterly financial statements, selects and engages the independent accountants, assesses the adequacy of the Company's procedures in connection with financial controls and receives and considers the independent accountants' comments as to internal controls. The Audit Committee met separately as a committee four times during fiscal year

2013. The Audit Committee meets with management to review each of the Company's quarterly and annual financial statements filed on Form 10-Q and Form 10-K, prior to the filing of those reports with the SEC. The Audit Committee's functions include the engagement of the Company's independent registered public accounting firm, review of the results of the audit engagement and the Company's financial results, review of the Company's financial statements by the independent registered public accounting firm and their opinion thereon, review of auditors' independence, review of the effectiveness of the Company's internal controls and similar functions and approval of all auditing and non-auditing service performed by the independent registered public accounting firm for the Company. The Audit Committee acts pursuant to a written charter, which is reviewed annually by the Board of Directors and is available at www.goldenflake.com and is attached hereto as Schedule 1.

John S.P. Samford, Chairman, Edward R. Pascoe, William B. Morton, Jr. and John S. Stein, III constitute the Audit Committee of the Board of Directors. The Board of Directors has determined that all of the members of this committee qualify as independent directors under the current Listing Rules and requirements of NASDAQ and the SEC. The Board of Directors has further determined that all of the members of this committee qualify as an "audit committee financial expert" under the rules and regulations of the SEC. The Audit Committee met four times during fiscal year 2013. See "REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS".

**Meetings of the Board of Directors and Committees**

During the fiscal year ended May 31, 2013, there were four regular meetings of the Board of Directors. The Compensation Committee met once and the Audit Committee met four times during the fiscal year 2013. All directors attended all of the meetings of the Board and the Committees on which they served except for one Board member who missed one Board meeting. All Directors attended at least 75% of the meetings of the Board of Directors and the Committees.

**Compensation of Directors**

During the fiscal year ended May 31, 2013, the Company paid each of its non-employee Directors a retainer of $300 per month and a fee of $2,000 for each regular Board meeting attended. The members of the Compensation Committee were each paid $2,000 for attending the Compensation Committee meeting and the members of the Audit Committee were paid $1,000 for each meeting attended.

**Board Member Attendance at Annual Meetings**

It is the policy of Golden Enterprises that each member of the Board shall make a reasonable effort to attend all meetings of the Board, applicable committee meetings and the Company's annual meeting of shareholders. All Directors attended the Annual Stockholders Meeting held last year.

**Nomination of Directors**

During the fiscal year ended May 31, 2013, the Company did not have a standing nominating committee. The NASDAQ rules do not require the Company to have a nominating committee since the Company was a "controlled company" pursuant to NASDAQ Listing Rule 5615, in that more than 50% of the voting common stock of the Company was held by SYB, Inc. and the Marital Testamentary Trust, which were affiliated, and such shares are voted by a Voting Committee created under the Will/Testamentary Trust of Sloan Y. Bashinsky, Sr. and under the SYB, Inc. Common Stock Trust. The Voting Committee is comprised of J. Wallace Nall, Jr., F. Wayne Pate, John P. McKleroy, Jr., Joann F. Bashinsky, David A. Jones, Paul R. Bates and Mark W. McCutcheon, all directors of the Company and Patty Townsend, an officer of the Company.

The Board believes that it is not necessary to have a separate nominating committee in view of the size of the Company, and the fact that the Company is a "controlled company". Nominees for election as a director are determined by the entire Board. The Company believes that the Board is able to fully consider and select appropriate nominees for election to the Board without delegating that responsibility to a committee or adopting formal procedures. Candidates have traditionally been recommended to the Board by one or more of the other Directors, and there is no formal process for identifying or evaluating new Director nominees. Candidates recommended by shareholders will be evaluated in the same manner as candidates recommended by Directors. In nominating Directors, the Board will consider all relevant qualifications, as well as the needs of the Company and compliance with NASDAQ listing standards and SEC rules.

A shareholder who would like to recommend a candidate for Director should send a letter to Golden Enterprises, Inc., attention of the Secretary, at One Golden Flake Drive, Birmingham, Alabama 35205. The mailing envelope must contain a clear notation indicating that the enclosed letter is a "Director Nominee Recommendation." The letter must identify the author as a shareholder and provide a brief summary of the candidate's qualifications, as well as contact information for both the candidate and the shareholder. Candidates should have relevant business and financial experience, and they must be able to read and understand fundamental financial statements. All nominated candidates, if asked to do so, must evidence their willingness to serve as a Director.

**Communications with the Board**

Shareholders interested in communicating directly with the Board of Directors may do so by writing the Secretary of the Company, at the following address:

Board of Directors of Golden Enterprises, Inc.
C/O Corporate Secretary
One Golden Flake Drive
Birmingham, Alabama 35205

All such letters must identify the author as a shareholder. The Secretary of Golden Enterprises, Inc. will review all such communications and forward all appropriate communications to the Board.

**Section 16(a) Beneficial Ownership Reporting Compliance**

Section 16(a) of the Securities Exchange Act of 1934 requires that Directors, certain Executive Officers and beneficial owners of more than ten percent of the stock of the Company file reports of stock ownership and changes in ownership with the Securities and Exchange Commission. These reports consist of Forms 3, Initial Statement of Ownership, 4, Statement of Changes in Beneficial Ownership, and

5, Annual Statement of Changes in Beneficial Ownership. Based upon a review of copies of such reports, or written representations that no reports were due to be filed by Directors, Executive Officers or beneficial owners of more than ten percent of the stock of the Company, the Company believes that Section 16(a) filing requirements applicable to its Directors, Executive Officers and beneficial owners of more than ten percent of the stock of the Company were complied with during the fiscal year 2013.

**Board of Directors, Duties and Committees**

Directors are expected to devote sufficient time to carrying out their duties and responsibilities effectively. The Board of Directors meets regularly four times each fiscal year to review matters affecting the Company and to act on matters requiring the Board's approval. It also holds special meetings whenever circumstances require and may act by unanimous written consent without a meeting.

The Company's Board of Directors currently consists of eleven directors. Mark W. McCutcheon serves as the Chairman of the Board. The Board of Directors met four times during the fiscal year ended May 31, 2013, all of which were regularly scheduled meetings. In the last fiscal year, the Independent Directors met twice in executive sessions. All directors, with the exception of one director, attended 100% of the meetings of the Board and the meetings of the committees on which they served during the fiscal year ended May 31, 2013. One director missed one of the four scheduled meetings. The Board has a policy expecting director attendance at all Board and committee meetings and the Company's annual meeting of stockholders.

The Company's Board has established an Audit Committee and Compensation Committee. The Charter for the Audit Committee is available from the Company and is attached as Schedule 1. The Compensation Committee has no Charter, but its duties and responsibilities are set forth in corporate minutes adopted by the Board. In addition, the Board may from time to time establish special purpose committees. There were no special purpose committees existing in the last fiscal year.

**Board Leadership Structure and Risk Oversight**

The business and affairs of the Company are managed under the direction of the Board of Directors. The Board of Directors is led by the Chairman of the Board. This role is currently occupied by Mark W. McCutcheon, who also serves as Chief Executive Officer. The Board of Directors has determined that having Mr. McCutcheon serve as both the Chief Executive Officer and the Chairman of the Board is in the best interest of the Company and its stockholders. The Board believes that this combination is appropriate because, in its opinion, the overseeing of Board functions is integrally related to the Chief Executive Officer's responsibility of day-to-day management of a Company this size and, that due to Mr. McCutcheon's abilities, he is also the best person to handle both duties. The Board of Directors does not however have a formal policy regarding the separation of the roles of Chief Executive Officer and Chairman of the Board as the Board of Directors believes it is in the best interests of the Company to make the determination regarding how to fulfill these functions based on the position and direction of the Company and the qualifications of the CEO and Board members. A lead independent director has not been designated because the Board does not believe it is warranted for a company of our size and complexity.

The Board of Directors as a whole establishes the Company's overall policies and standards, reviews the performance of management and considers overall risk regarding operations and goals and how those risks are being managed. The Board believes that effective risk management and control processes are critical to the Company's ability to manage the challenges that the Company faces. Management is responsible for implementing the Company's risk assessment and management functions and for reporting to the Board on its processes and assessments with respect to the management of risk.

The Board, in turn, is responsible for overseeing management's risk functions. The Audit Committee monitors the processes by which management assesses and manages risk. Management meets with, or provides reports to, the Company's Audit Committee at least once per quarter to review the Company's risk profile and other risk topics. In addition, the Chief Financial Officer meets at least quarterly with the Audit Committee and the full Board to discuss the Company's financial risk, results and financial forecasts. The Compensation Committee and the Board as a whole assess the risks that the Company's overall compensation goals and objectives, as well as any compensation or other programs that are reasonably likely to create a material risk to the Company.

**Corporate Governance Documents**

Certain documents relating to corporate governance matters are available on the Company website at www.goldenflake.com. These corporate governance documents include, among others, the following:

- Charter for the Audit Committee of the Board;
- Code of Business Conduct and Ethics;
- Complaint Procedures for Accounting and Accounting Matters; and
- Disclosure Controls and Procedures.

Stockholders may also obtain a copy of these documents free of charge by contacting Patty Townsend, Chief Financial Officer, by email at ptownsend@goldenflake.com or by telephone at (205) 323-6161. The Charter for the Audit Committee of the Board is attached hereto as Schedule 1.

**Director Independence**

Of the eleven directors currently serving on the Board of Directors, the Board has determined that Messrs Pascoe, Samford, Morton and Stein are "Independent Directors" as defined in the rules of the NASDAQ Stock Market, Inc. (NASDAQ) Listing Rules and the SEC. As a Controlled Company, as previously discussed, the Company is exempt from certain independence requirements of the NASDAQ rules, including the requirement to maintain a majority of Independent Directors on the Board of Directors, an Independent Compensation Committee or a Standing Nominating/Corporate Governance Committee or committees performing similar function.

All members of the Audit Committee must be Independent Directors as defined by NASDAQ Policies and Practices and the SEC. The Company's four Independent Directors serve on the Audit Committee, with Mr. Samford serving as Chairman.

**Policies and Practices**

The Company's policies and practices reflect corporate governance initiatives that comply with the listing requirements of NASDAQ and the corporate governance requirements of the Sarbanes-Oxley Act of 2002, including the following:

- All members of the Audit Committee are independent;

- The Charter of the Audit Committee establishes the Committee's duties and responsibilities;

- The independent members of the Company's Board of Directors meet regularly ("executive sessions") without the presence of management;

- The Company has a policy for attendance of Board members at both regular Board and committee meetings and shareholder meetings;

- The Company has adopted a Code of Conduct and Ethics;

- The Company has adopted Disclosure Controls and Procedures which establishes a committee for regular evaluation of internal company disclosure control and procedures;

- The Company has procedures in place for the anonymous submission to the Audit Committee of employee and third party complaints on accounting, internal accounting controls or auditing matters;

- The Company has policies and procedures for stockholders to communicate directly with the Board of Directors; and

- The Audit Committee must review, approve and/or ratify all related party transactions.

## EXECUTIVE COMPENSATION

### The Objectives of the Executive Compensation Program

The Compensation Committee is responsible for establishing and administering the Company's policies governing the compensation for the Executive Officers. All actions of the Compensation Committee must be approved by the Board of Directors. Because the Company qualifies as a Controlled Company pursuant to the exception of NASDAQ Listing Rule 5615, the Compensation Committee is composed of both independent and non-independent directors. See "Committees of the Board of Directors" above.

The purpose of the Company's executive compensation program is to attract, retain and motivate qualified executives to manage the business so as to maximize profits and stockholder value. No outside consultants have been used to evaluate or determine compensation. Executive compensation in the aggregate is made up principally of the executive's annual base salary, a bonus based upon operating earnings and Company perquisites or benefits. The Compensation Committee annually considers and makes recommendations to the Board as to executive compensation including changes in base salary and cash incentive bonuses. Stock options and awards of stock under the Long Term Incentive Plan ("Plan") have been granted from time to time by the Stock Option Committee, which was composed of the same members as the Compensation Committee, however, the Plan terminated and all options expired on October 15, 2011.

Consistent with the above-noted purpose of the executive compensation program, in recommending the aggregate annual compensation of Executive Officers, the Compensation Committee considers the individual contribution and performance of the executive, the Company's overall performance and the total return to stockholders. The Company's executive compensation program focuses on strategic plans, corporate performance measures, and specific corporate goals. The corporate performance measures which the Compensation Committee considers include sales, earnings, return on equity and comparisons of sales and earnings with prior years.

The Compensation Committee does not rely on any fixed formulae or specific numerical criteria in determining an executive's aggregate compensation. It considers corporate and personal performance criteria and the economic environment, changes in the cost of living, competitive compensation levels and the recommendations of management. The Compensation Committee exercises business judgment based on all of these criteria and the purposes of the executive compensation program.

**Base Salary**

The Board of Directors, upon recommendation of the Compensation Committee sets base salaries for the Company's executive officers at levels which the Company believes are fair and reasonable based on the scope of the executive officer's individual responsibilities, taking into account competitive market compensation paid by other companies for similar positions. With our named executive officers, we set base salaries based on level of responsibility, span of control and experience. Base salaries are reviewed annually, as well as at the time of hire, promotion or changes in responsibility. Base salaries may also be adjusted from time to time to realign salaries with market levels. Base salary changes also impact bonus amounts and actual bonus payouts.

**Discretionary Performance-Based Bonus**

The Board of Directors, upon recommendation of the Compensation Committee, has the authority to award performance-based bonuses to our executive officers payable in cash. The Board of Directors, upon recommendation of the Compensation Committee, has utilized a formula adopted at the beginning of the year for determining bonuses, which is based on performance of the Company during the fiscal year. There is no requirement that the Board continue using this formula for the payment of bonuses.

*Performance Measurement*

Annual, performance-based awards are intended to compensate executive officers for achieving Company-wide financial goals and objectives. These objectives relate to general profitability factors.

Generally, performance bonuses are accrued on a quarterly basis with seventy-five percent (75%) of the accrued amount paid after the end of the each of the first three quarters with the remainder of the final accrued amount paid after the end of the fiscal year when audited annual financial statements are received. All bonuses are subject to "claw-back" provisions in the event of certain actions of the officers.

The formula used for bonuses focuses on net operating profits (excluding certain extraordinary items) of the Company which exceed a required equity return on investments to determine the amount of bonuses. The bonuses provide for a percentage bonus on net profits up to a set net profit amount (excluding extraordinary items) and a different, smaller percentage bonus on net profits in excess of the set net profit amount (excluding extraordinary items).

**Perquisites and Benefits**

Other than the use of a Company car, the Company generally does not have programs to provide personal perquisites or executive benefits solely to execute officers. The exception is that Mr. McCutcheon, as CEO of the Company, is provided a nonqualified salary continuation plan which is generally payable beginning at retirement, disability or death, Company-provided life insurance and healthcare reimbursement. Our executive officers are eligible to participate in the same benefit programs as all other employees. These benefits include the following:

- Medical and dental care plans
- Life accidental death and dismemberment and disability insurance
- Paid time off
- Flexible Spending Accounts for healthcare and dependent care spending
- 401(k) plan
- Non Qualified Plan (Benefit and Savings Plan)

Consistent with the Company's compensation philosophy, the Company intends to maintain its current benefits for its executive officers. However, the Board of Directors in its discretion may revise, amend, delete or add to the executive officers' benefits if it deems it advisable.

**Employment Agreements, Severance Benefits and Change in Control Provisions**

The Company has a non-qualified Salary Continuation Plan established for the benefit of the Company's Chief Executive Officer, Mark W. McCutcheon. The Company entered into this Salary Continuation Plan, on May 15, 2002, to ensure the performance of his role in the Company for an extended period of time. In addition, the Company also considered the critical nature of the position and the Company's need to retain him when it committed to establish this plan. The Salary Continuation Plan provides for payments of up to $120,000 per year, as adjusted for inflation, for 15 years following death or retirement at age 65. Payments under the Salary Continuation Plan, subject to certain exceptions, are contingent upon Mr. McCutcheon remaining employed with the Company until death, disability or retirement from the Company at or after age 65. In the event of disability prior to retirement, the yearly benefit of $120,000 is reduced by any payments of social security disability benefits and long term disability benefits which were funded or provided by the Company. The Salary Continuation Plan may be amended or terminated by the Company's Board of Directors, except that in the event of a change of control in the Company, the Salary Continuation Plan becomes irrevocable. The Plan is funded in part with life insurance on the life of Mr. McCutcheon.

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the fiscal years 2012, and 2013 earned by or paid to the Chief Executive Officer, Chief Financial Officer and the other most highly compensated Executive Officers whose total compensation exceeded $100,000.

| Name and Principal Position | Year | Salary ($) | Bonus ($) | Stock Awards ($) | Option Awards ($) | Non-Equity Incentive Plan Compensation ($) | Non-Qualified Deferred Compensation Earning ($) | All Other Compensation ($) (1) | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| Mark W. McCutcheon (a) | 2013 | $311,000 | $50,539 | --- | --- | --- | --- | $171,599 | $533,139 |
| President and Chief Executive Officer and President of Golden Flake Snack Foods, Inc. | 2012 | $298,000 | $47,506 | --- | --- | --- | --- | $107,728 | $453,224 |
| Randy Bates (b) | 2013 | $210,000 | $37,905 | --- | --- | --- | --- | $25,284 | $273,188 |
| Executive Vice President of Sales, Marketing and Transportation of Golden Flake Snack Foods, Inc. | 2012 | $200,000 | $35,629 | --- | --- | --- | --- | $23,036 | $258,665 |
| David Jones (c) | 2013 | $210,000 | $37,905 | --- | --- | --- | --- | $27,890 | $275,795 |
| Executive Vice President of Operations, Human Resources and Quality Control of Golden Flake Snack Foods, Inc. | 2012 | $200,000 | $35,629 | --- | --- | --- | --- | $25,719 | $261,348 |
| Patty Townsend (d) | 2013 | $170,000 | $37,905 | --- | --- | --- | --- | $23,374 | $231,278 |
| Chief Financial Officer Vice President and Secretary | 2012 | $160,000 | $35,629 | --- | --- | --- | --- | $21,199 | $216,828 |

(1) The compensation represented by the amounts set forth in the All Other Compensation column is detailed in the following table, except as noted:

| 2013<br>Name | Company Contributions to 401(k) ($) | Salary Continuation Plan Accruals ($) | Golden Flake Director Fees | Perquisites (4) | Company Paid Life Insurance | Total All Other Compensation |
|---|---|---|---|---|---|---|
| Mark W. McCutcheon | $2,500 | $131,804(2) | $6,000 | $30,470 | $826 | $171,599(3) |
| Randy Bates | $2,100 | --- | $6,000 | $16,668 | $516 | $25,284(3) |
| David Jones | $2,100 | --- | $6,000 | $18,998 | $792 | $27,890(3) |
| Patty Townsend | $ 850 | --- | $6,000 | $16,248 | $276 | $23,374 |

| 2012<br>Name | Company Contributions to 401(k) ($) | Salary Continuation Plan Accruals ($) | Golden Flake Director Fees | Perquisites (4) | Company Paid Life Insurance | Total All Other Compensation |
|---|---|---|---|---|---|---|
| Mark W. McCutcheon | $2,450 | $67,337(2) | $6,000 | $31,528 | $413 | $107,728(3) |
| Randy Bates | $2,132 | --- | $6,000 | $14,646 | $258 | $23,036(3) |
| David Jones | $2,158 | --- | $6,000 | $17,303 | $258 | $25,719(3) |
| Patty Townsend | $800 | --- | $6,000 | $14,141 | $258 | $21,199 |

(2) Amounts set forth as Salary Continuation Plan Accruals and any receipt thereof by Mr. McCutcheon in the future are subject to the requirements, conditions and continuation of the Salary Continuation Plan as described on Page 19.
(3) Total All Other Compensation does not include Golden Enterprises, Inc. Director fees shown on Page 22.
(4) The compensation represented by the amounts set forth in the perquisites column is detailed in the following table:

2013 Perquisites

| Name | Health Care Reim | Company Car Allowance | LTD Insurance | Company Contributions 401(k) Mirror Plan Match | Total Perquisites |
|---|---|---|---|---|---|
| Mark W. McCutcheon | $8,014 | $2,210 | $2,829 | $17,416 | $30,470 |
| Randy Bates | $ --- | $2,620 | $1,926 | $12,121 | $16,668 |
| David Jones | $ --- | $4,781 | $1,944 | $12,273 | $18,998 |
| Patty Townsend | $ --- | $4,917 | $1,631 | $ 9,701 | $16,248 |

2012 Perquisites

| Name | Health Care Reim | Company Car Allowance | LTD Insurance | Company Contributions 401(k) Mirror Plan Match | Total Perquisites |
|---|---|---|---|---|---|
| Mark W. McCutcheon | $9,729 | $2,729 | $2,558 | $16,512 | $31,528 |
| Randy Bates | $ --- | $2,228 | $1,740 | $10,678 | $14,646 |
| David Jones | $ --- | $4,726 | $1,759 | $10,818 | $17,303 |
| Patty Townsend | $ --- | $4,479 | $1,431 | $ 8,231 | $14,141 |

(a) Mark W. McCutcheon has served as President and Chief Executive Officer of the Company since April 4, 2001. He has served as President of Golden Flake Snack Foods, Inc. since November 1, 1998.

(b) Randy Bates has served as Executive Vice President of Sales, Marketing and Transportation of Golden Flake Snack Foods, Inc. since October 26, 1998.

(c) David Jones has served as Executive Vice President of Operations, Human Resources and Quality Control of Golden Flake Snack Foods, Inc. since May 20, 2002. He was Vice President of Manufacturing from 1998 to 2002 and Vice President of Operations from 2000 to 2002.

(d) Patty Townsend has served as Chief Financial Officer, Vice-President and Secretary of the Company since March 1, 2004.

## Outstanding Equity Awards

There are no outstanding equity awards.

## Compensation of Directors

During the fiscal year ended May 31, 2013, the Company paid each of its non-employee Directors a retainer of $300 per month and a fee of $2,000 for each regular Board meeting attended. The members of the Compensation Committee were each paid $2,000 for attending the Compensation Committee meeting and the members of the Audit Committee were paid $1,000 for each meeting attended.

The following table sets forth certain information with respect to directors compensation for the 2013 fiscal year. Amounts paid to executive officers are included in the previous table setting forth executive officer compensation.

Directors Compensation

| Name | Fees earned or paid in Cash ($) | Stock Awards ($) | Option Awards ($) | Non-equity Incentive Plan Compensation ($) | Nonqualified Deferred Compensation Earnings ($) | All other compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|
| Joann F. Bashinsky | $10,000 | | | | | | $10,000 |
| Paul R. Bates | $ 8,000 | | | | | | $ 8,000 |
| David A. Jones | $ 8,000 | | | | | | $ 8,000 |
| Mark W. McCutcheon | $ 8,000 | | | | | | $ 8,000 |
| John P. McKleroy, Jr. | $11,600 | | | | | | $11,600 |
| William B. Morton, Jr. | $12,600 | | | | | | $12,600 |
| J. Wallace Nall, Jr. | $13,600 | | | | | | $13,600 |
| Edward R. Pascoe | $14,600 | | | | | | $14,600 |
| F. Wayne Pate | $13,600 | | | | | | $13,600 |
| John S.P. Samford | $17,600 | | | | | | $17,600 |
| John S. Stein, III | $15,600 | | | | | | $15,600 |

James I. Rotenstreich, as Director Emeritus, was paid Four Thousand Dollars ($4,000) for attending Directors meetings. John S. Stein was paid One Thousand Dollars ($1,000) as Director Emeritus.

The following table provides compensation information for the year ended May 31, 2013 for each of the independent members of the Board.

| Name | Total Director Compensation ($) |
|---|---|
| Edward R. Pascoe | $14,600 |
| John S.P. Samford | $17,600 |
| John S. Stein, III | $15,600 |
| William B. Morton, Jr. | $12,600 |

**Indemnification Arrangements**

The Company's Certificate of Incorporation provides that the Company indemnify and hold harmless each of its directors and officers to the fullest extent authorized by the Delaware General Corporation Law, against all expense, liability and loss (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection with services rendered by such directors or officers to or on behalf of the Company.

The Certificate of Incorporation also provides that a director will not be personally liable to the Company or its stockholders for monetary damages for breach of the fiduciary duty of care as a director. This provision does not eliminate or limit the liability of a director:

- for breach of his or her duty of loyalty to the Company or to the stockholders;
- for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- under Section 174 of the Delaware General Corporation Law (relating to unlawful payments of dividends or unlawful stock repurchases or redemptions); or
- for any improper benefit.

The Company has executed with each Director a written Indemnification Agreement which includes the items set forth above.

The Company maintains Officer and Director's Insurance to protect and benefit the Company and Directors.

Notwithstanding the Indemnification arrangements stated above, indemnification for certain liabilities under the Federal Securities Acts may be deemed by the SEC as against public policy and unenforceable.

## CERTAIN RELATED PARTY TRANSACTIONS

During the fiscal year ended May 31, 2013, the law firm of Spain & Gillon, L.L.C., of which John P. McKleroy, Jr. is a member, served as General Counsel and performed various legal services for the Company and its subsidiary for which it was paid legal fees of $208,148. The firm will continue to perform legal services for the current fiscal year.

The Company believes that the related party transaction was on terms equal to or better than those available from unaffiliated third parties.

The Audit Committee Charter requires that the Audit Committee review and approve or ratify all related party transactions. Accordingly, the Audit Committee reviewed, approved and ratified the above-described related party transaction.

## REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee reviews with the independent auditors, the Company's Chief Financial Officer and the Company's general counsel the results of the independent auditor's annual report on the Company's financial statements. The Audit Committee selects and engages the Company's independent auditors and performs such additional functions as are necessary or prudent to fulfill the Committee's duties and responsibilities and reports its recommendations and findings to the full Board of Directors.

The Board of Directors has adopted a written charter for the Audit Committee, which is reviewed and reassessed for adequacy on an annual basis.

The Audit Committee has reviewed and discussed the audited financial statements for the year ended May 31, 2013 with management and the independent auditors. The Audit Committee has also discussed with the independent auditors the matters required to be discussed by Public Accounting Oversight Board Auditing Standard No. 380 ("AS 380"). The Audit Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1 and has discussed with the independent auditors their independence. The Audit Committee has also discussed with the management of the Company and the independent auditors, such other matters and received such assurances from them as deemed appropriate by the Audit Committee.

The Audit Committee has considered whether the provision of the non-audit services performed by Dudley, Hopton-Jones, Sims and Freeman PLLP, as described on Pages 24-25 hereof is compatible with maintaining Dudley, Hopton-Jones, Sims and Freeman PLLP's independence.

The Audit Committee recognizes the importance of maintaining the independence of the Company's independent registered public accountants. Consistent with its Charter, the Audit Committee has evaluated Dudley, Hopton-Jones, Sims & Freeman PLLP's qualifications, performance, and independence, including that of the lead audit partner. In addition, Dudley, Hopton-Jones, Sims & Freeman PLLP has provided the Audit Committee with a letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accountant's communications with the Audit Committee concerning independence and the Audit Committee has engaged in dialogue with Dudley, Hopton-Jones, Sims & Freeman PLLP about their independence.

The Audit Committee reviewed, approved and ratified the related party transactions set forth and described in "Certain Related Party Transactions" on Page 23 hereof.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements referred to above be included in the Company's Annual Report on form 10-K for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee of the Board of Directors of Golden Enterprises, Inc.

Members of the Audit Committee: John S. P. Samford, Edward R. Pascoe, William B. Morton, Jr. and John S. Stein, III.

## INDEPENDENT ACCOUNTANTS

Dudley, Hopton-Jones, Sims & Freeman PLLP, Certified Public Accountants ("Dudley, Hopton-Jones") were selected by the Audit Committee and ratified by the Board of Directors as the independent accountants to audit the Company's financial statements for the fiscal year ended May 31, 2013. Dudley, Hopton-Jones has served as independent auditors to the Company since 1977. Representatives of Dudley, Hopton-Jones will be present at the annual meeting and will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions from stockholders.

During the fiscal years ended 2013 and 2012, Dudley, Hopton-Jones provided various audit and non-audit services to the Company and its subsidiary. As part of their services as the Company's auditors, they audited the consolidated financial statements of the Company and its subsidiary, the individual financial statements of the Company and Golden Flake Snack Foods, Inc. and its subsidiary and also reviewed the Company's Annual Report (Form 10-K) for filing with the Securities and Exchange Commission.

Fees billed by Dudley, Hopton-Jones:

The following table shows information about fees billed to the Company by Dudley, Hopton-Jones.

| | FYE 2013 | FYE 2012 |
|---|---|---|
| Audit Fees (1) | $119,335 | $118,250 |
| Audit Related Fees (2) | -0- | -0- |
| Tax Fees (3) | 22,500 | 47,500 |

| | | |
|---|---|---|
| All Other Fees (4) | -0- | -0- |
| Total Fees | $141,835 | $165,750 |

(1) Current FYE 2013 audit fees consist of the aggregate fees billed for professional services rendered for the audit of the Company's annual financial statements and for the timely reviews of quarterly financial statements and assistance with the review of documents filed with the SEC.

(2) Audit related fees consist of the aggregate fees billed for audit of the Company's and the Company's subsidiary employee benefit plans.

(3) Tax fees consist of the aggregate fees billed for professional services rendered for tax compliance including tax planning, tax advice, the preparation of tax returns, audit of tax returns, and claims for refunds.

(4) All other fees: Dudley, Hopton-Jones did not provide any other services to the Company than those described above nor were there any other fees billed to the Company than those described above.

The Audit Committee is required by its policy to pre-approve all services to be rendered by the Company's Independent Auditors prior to performance of such services. Pre-approval of services may be done in one of two ways, specific pre-approval or general pre-approval. With the use of specific pre-approval, the Audit Committee must specifically pre-approve the services that are to be rendered by the Independent Auditors prior to their engagement to render such services. The Audit Committee has elected to implement the specific pre-approved policy and procedure. As a result, all services provided by the Independent Auditors must be specifically pre-approved by the Audit Committee.

The services of the Independent Auditors described above were specifically pre-approved by the Audit Committee prior to the engagement of the Independent Auditors to render such services.

The Company has not selected the principal accountants to audit its financial statements for the current fiscal year. It is the Company's policy to select its principal accountants after the preceding year's audit has been completed and the Company has had time to consider the selection.

Carr, Riggs & Ingram, LLC, Certified Public Accountants were selected by the Audit Committee and ratified by the Board of Directors as the independent accountants to audit the employee benefit plans of the Company and the Company's subsidiary ("Employee Benefit Plans"). In addition, Carr, Riggs & Ingram was also used to handle certain consulting matters for the Company. The Audit Committee specifically pre-approved the use of Carr, Riggs and Ingram to perform audit services for the Employee Benefit Plans for the fiscal year ended May 31, 2013 along with the 2014 fiscal year.

Fees billed by Carr, Riggs & Ingram:

The following table shows information about fees billed to the Company by Carr, Riggs & Ingram.

| | FYE 2013 | FYE 2012 |
|---|---|---|
| Audit Related Fees (1) | $20,578 | $29,000 |
| All Other Fees (2) | 1,316 | 1,750 |
| Total Fees | $21,894 | $30,750 |

(1) Audit related fees consist of the aggregate fees billed for audit of the Company's and the Company's subsidiary employee benefit plans

(2) All other fees: Carr, Riggs & Ingram provided consulting services to the Company other than those described above.

## PROPOSAL 2

## ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Act requires that the Company seek a non-binding advisory vote from its shareholders to approve the compensation of its named executive officers as disclosed under "Executive Compensation" on Pages 17 to 21 in this Proxy Statement in accordance with SEC rules (the "say-on-pay" vote). Because it is a Smaller Reporting Company, this is the first year that the Company is required to seek this advisory vote.

As described in "Objectives of the Executive Compensation Program", our executive compensation policy is designed to enable the Company to attract, retain and motivate qualified executives so as to maximize profits and stockholder value. Our intent is to provide fair and equitable compensation to our named executives as described and detailed under the heading "Summary Compensation Table" as well as the preceding narrative disclosure in "Executive Compensation".

We are requesting shareholder approval of the compensation of our named executive officers as disclosed in this Proxy Statement, including the disclosures under "Executive Compensation," the compensation tables, and the related information and discussion. The vote is intended to address the overall compensation of our named executive officers and the policies and practices described in this Proxy Statement.

The vote is advisory and therefore not binding on the Company or the Board. However, we value the opinions of our shareholders, and we will carefully consider the outcome of the advisory vote on executive compensation when making future compensation decisions.

The Board of Directors is asking our stockholders to approve the following non-binding resolution:

"RESOLVED, that the compensation paid to the Company's named executive officers for fiscal year 2013, as disclosed in the 2013 Proxy Statement pursuant to the compensation disclosure rules of the SEC, under the headings "Executive Compensation", "Summary Compensation Table", and related information and discussion contained therein, is hereby approved."

The affirmative vote of a majority of the votes cast is required for advisory approval of the foregoing non-binding resolution. **The Board of Directors recommends a vote FOR the resolution approving the compensation of the Company's named executives.**

## PROPOSAL 3
## ADVISORY VOTE ON THE FREQUENCY OF FUTURE NAMED EXECUTIVE OFFICER COMPENSATION ADVISORY VOTES

In Proposal 2 above, the Company is providing stockholders with an opportunity to vote to approve, on an advisory, non-binding basis, the compensation of the Company's named executive officers. In this Proposal 3, the Company is asking stockholders to cast a non-binding advisory vote regarding the frequency of future "say-on-pay" votes. Stockholders may vote for a frequency of every one, two, or three years, or may abstain from voting. This proposal, which may be referred to as a "say-on-frequency" proposal, also is required by the Dodd-Frank Act. Under a transition period provided by the SEC's rules implementing the Dodd-Frank Act, Smaller Reporting Companies were not required to include a "say-on-frequency" proposal in their proxy statements until their first stockholders meeting occurring on or after January 21, 2013. Accordingly, this annual meeting will be the first time we present our stockholders with a "say-on-frequency" proposal.

Because this proposal calls for a non-binding advisory vote, it will not be binding on the Company, and the Board of Directors may determine to hold "say-on-pay" votes more or less frequently than the option selected by our stockholders (though no less frequently than once every three years, as required by the Dodd-Frank Act). However, our Board of Directors value the opinions of our stockholders and will consider the outcome of the vote when determining the frequency of future "say-on-pay" votes. In the future, we will provide a "say-on-frequency" vote at least once every six years as required by the Dodd-Frank Act.

Stockholders may vote (which vote is nonbinding on the Board of Directors) on a frequency of the "say-on-pay" votes at every one, two or three years, or may abstain from voting. **No voting recommendation from the Board of Directors is made for this proposal.**

## FINANCIAL STATEMENTS

Consolidated Financial Statements of the Company and its subsidiary for the fiscal year ended May 31, 2013 are contained in the 2013 Annual Report to Stockholders which accompanies this Proxy Statement. However, such Report and Financial Statements contained therein are not to be considered a part of this solicitation material since they are not deemed material to the matters to be acted upon at the meeting.

## STOCKHOLDER PROPOSALS FOR 2014 ANNUAL MEETING

Any stockholder desiring to submit a proposal to be considered by the Board of Directors for inclusion in the proxy statement and form of proxy relating to next year's Annual Meeting of Stockholders must do so in writing received by the Company on or before June 1, 2014. Any other stockholder proposals for the Company's 2013 Annual Meeting of Stockholders must be received no later than July 21, 2014. The proposals must comply with all applicable statues and regulations. Any such proposals should be submitted to Golden Enterprises, Inc., Attention: Patty Townsend, CFO, Vice President & Secretary, One Golden Flake Drive, Birmingham, Alabama 35205.

## CODE OF CONDUCT AND ETHICS

Golden Enterprises has adopted a Code of Conduct and Ethics that applies to its directors, officers and employees and to all directors, officers and employees of Golden Flake Snack Foods, Inc. The Code of Conduct and Ethics and any amendments thereto, are available on Golden Flake's website at www.goldenflake.com. Any waiver from the Code of Conduct and Ethics for Directors and Officers also will be made available on Golden Flake's website at www.goldenflake.com.

## HOUSEHOLDING

The SEC's rules permit companies and intermediaries such as brokers to satisfy delivery requirements for Proxy Statements with respect to two or more stockholders sharing the same address by delivering a single Proxy Statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. Some brokers household Proxy Statements, delivering a single Proxy Statement to multiple stockholders sharing an address. Once you have received notice from your broker that it will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If at any time you no longer wish to participate in householding and would prefer to receive a separate Proxy Statement, please notify your broker. If you would like to receive a separate copy of this Proxy Statement from us directly, please contact us by writing or telephone as follows:

Golden Enterprises, Inc.
One Golden Flake Drive
Birmingham, Alabama 35205
Attention: Patty Townsend, Chief Financial Officer
Telephone: (205) 323-6161

**OTHER BUSINESS**

It is not anticipated that there will be presented to the meeting any business other than the matters specifically set forth herein and management was not aware, a reasonable time before this solicitation of proxies, of any other matter which may properly be presented for action at the meeting. If any other business should come before the meeting, the persons named on the enclosed proxy will have discretionary authority to vote all proxies in accordance with their best judgment.

By Order of the Board of Directors

Mark W. McCutcheon
Chairman

**SCHEDULE 1**

## AUDIT COMMITTEE CHARTER

**Amended and Restated**
**Charter of the Audit Committee of the Board of Directors**
**of Golden Enterprises, Inc.**

I. Audit Committee Purpose.

The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities in the following areas:

1. Monitoring the integrity of the Company's financial reporting process and systems of internal controls regarding finance, accounting and legal compliance including the performance of the Company's internal audit function.

2. Monitoring the independence, qualification and performance of the Company's independent auditors.

3. Providing an avenue of communication among the independent auditors, management and the Board of Directors.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the Company. The Audit Committee has the ability to retain, at the Company's expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties, and the Company shall provide appropriate funding, as determined by the Audit Committee, for the compensation of such retained persons. The Company shall provide appropriate funding, as determined by the Audit Committee, for the ordinary administrative expenses of the Audit Committee that are necessary or appropriate to carry out its duties.

II. Audit Committee Composition and Meetings.

Audit Committee members shall meet the qualifications, including the independence and experience requirements, of the NASDAQ listing standards and the rules and regulations of the SEC. The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent nonexecutive directors, free from any relationship that would interfere with the exercise of his or her independent judgment. All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the Committee shall have the necessary accounting or related financial management expertise to meet the requirements of a "financial expert" as defined by the SEC.

Audit Committee members shall be appointed by the Board. If an Audit Committee Chair is not designated by the Board, the members of the Committee may designate a Chair by majority vote of the Committee membership.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting. The Committee, at each meeting, shall meet with management and the independent auditors to discuss any matters that the Committee or each of these groups believe should be discussed. The Committee should communicate with management, the internal auditors and the independent auditors as, the circumstances dictate, to review the Company's financial statements and significant findings based upon the independent auditors quarterly review procedures. In addition, the Committee, at its discretion, shall meet, from time to time, with the independent auditors without the presence of management.

III. Audit Committee Responsibilities and Duties.

Review Procedures

1. Review the adequacy of this Charter at least annually. Submit its recommendations regarding changes to the Charter to the Board of Directors for approval and have the document published at least every three years in accordance with SEC regulations.

2. Discuss the Company's annual audited financial statements with management prior to filing or distribution, including significant issues regarding accounting and auditing principles, practices and judgments.

3. In consultation with the management, the internal auditors and the independent auditors, consider the integrity of the Company's financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. Review significant findings prepared by the independent auditors and the internal auditors, together with management's responses.

4. Discuss with management and the independent auditors significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.

5. Discuss disclosures made to the Audit Committee by the Company's CEO and CFO during their certification process for the Form 10-K and Form 10-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.

Independent Auditors

6. The Audit Committee shall have the sole authority to appoint or replace the independent auditors. The Committee shall be directly responsible for the appointment, compensation, retention and oversight of the work of the

independent auditors (including resolution of disagreements between management and the independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services. The independent auditors shall report directly to the Committee.

7. The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the independent auditors for the purpose of rendering or issuing an audit report or performing other audit, review or attest services.

8. On an annual basis, the Audit Committee should review and discuss with the independent auditors: (a) all significant relationships they have with the Company that could impair the auditors' independence, (b) all critical accounting policies and practices to be used, (c) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor, and (d) any material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

9. The Audit Committee shall ensure its receipt from the independent auditors of a formal written statement delineating all relationships between the auditor and the company, consistent with Independence Standards Board Standard 1.

10. Review the independent auditors' audit plan - discuss scope, staffing, locations, reliance upon management and general audit approach.

11. Prior to releasing the year-end earnings, discuss the results of the audit with the independent auditors. Discuss those matters required to be communicated to audit committees in accordance with Public Company Accounting Oversight Board Auditing Standard No. 16 ("AS 16") and those matters required to be communicated to audit committees in accordance with SEC rules and regulations.

12. Consider the independent auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

13. Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed by the independent auditor, subject to applicable *de minimis* exceptions for non-audit services.

Internal Auditors

14. Review the appointment and replacement of the internal auditor.

15. Review the significant reports to management prepared by the internal auditor and management's responses.

16. Discuss with the independent auditor and management the internal audit department responsibilities, budget and staffing and any recommended changes in the planned scope of the internal audit function.

Legal Compliance

17. On at least an annual basis, review with the Company's counsel any legal matters that could have a material impact on the Company's financial statements and with management any reports or inquiries received from regulators or governmental agencies.

Other Audit Committee Responsibilities

18. Cause to be prepared the report to shareholders that is required by the Securities and Exchange Commission. The report should be included in the Company's annual proxy statement.

19. Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

20. Review and approval or ratification of transactions with related persons.

21. Perform any other activities consistent with this Charter, the Company's by-laws and governing law, as the Committee or the Board deems necessary or appropriate.

22. Maintain minutes of meetings and periodically report to the Board of Directors on significant results of the foregoing activities.

IV. Limitation of Audit Committee's Role.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditors.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

# FORM 10-K

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2013

OR


Received SEC
AUG 2 9 2013
Washington, DC

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 0-4339

# GOLDEN ENTERPRISES, INC.

(Exact name of registrant as specified in its charter)

| **Delaware** | **63-0250005** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

**One Golden Flake Drive**
**Birmingham, Alabama 35205**
(Address of Principal Executive Offices) (Zip Code)
**Registrant's Telephone Number including area code: (205) 458-7316**

**SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:**

| Title Of Class | Name of exchange on which registered |
|---|---|
| **Common Stock, Par Value $0.66 2/3** | **NASDAQ Stock Market, LLC** |

**SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:**
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ( ) No (X)

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ( ) No (X)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes (X) No ( )

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).Yes ( X ) No ( )

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this form 10-K or any amendment to this Form 10-K. (X)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company (as defined in Rule 12b-2 of the Act). (Check One)
Large accelerated filer ( ) Accelerated filer ( ) Non-accelerated filer ( ) Smaller reporting company(X)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ( ) No (X)

State the aggregate market value of the voting common stock held by non-affiliates of the registrant as of November 30, 2012. **Common Stock, Par Value $0.66²/₃ --$18,028,179**

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of July 31, 2013.

| Class | Outstanding at July 31, 2013 |
|---|---|
| Common Stock, Par Value $0.66²/₃ | 11,732,632 shares |

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the Annual Proxy Statement for the Annual Meeting of Stockholders to be held on September 19, 2013 are incorporated by reference into Part III.

## TABLE OF CONTENTS

## FORM 10-K ANNUAL REPORT -2013
## GOLDEN ENTERPRISES, INC.

## PART I

## ITEM 1. – DESCRIPTION OF BUSINESS

Golden Enterprises, Inc. (the "Company") is a holding company which owns all of the issued and outstanding capital stock of Golden Flake Snack Foods, Inc., a wholly-owned operating subsidiary company ("Golden Flake").

The Company was originally organized under the laws of the State of Alabama as Magic City Food Products, Inc. on June 11, 1946. On March 11, 1958, it adopted the name Golden Flake, Inc. The Company was reorganized December 31, 1967 as a Delaware corporation without changing any of its assets, liabilities, or business. On January 1, 1977, the Company, which had been engaged in the business of manufacturing and distributing potato chips, fried pork skins, cheese curls, and other snack foods, spun off its operating division into a separate Delaware corporation known as Golden Flake Snack Foods, Inc. and adopted its present name of Golden Enterprises, Inc.

## Golden Flake Snack Foods, Inc.

### General

Golden Flake Snack Foods, Inc. ("Golden Flake") is a Delaware corporation with its principal place of business and home office located at One Golden Flake Drive, Birmingham, Alabama. Golden Flake has been a premiere producer, marketer, and distributor of snack products in the Southeastern United States since 1923. The Company manufactures and distributes a full line of high quality salted snack items, such as potato chips, tortilla chips, corn chips, fried pork skins, baked and fried cheese curls, onion rings, and puff corn. Golden Flake also sells canned dips, pretzels, peanut butter crackers, cheese crackers, dried meat products, and nuts packaged by other manufacturers using the Golden Flake label.

### Raw Materials

Golden Flake purchases raw materials used in manufacturing and processing its snack food products from various sources. A large part of the raw materials used by Golden Flake consists of farm commodities, most notably corn, potatoes and pork skin pellets, which are subject to precipitous change in supply and price. Weather varies from season to season and directly affects both the quality and quantity of supply available. Golden Flake has no control over the agricultural aspects and its profits are affected accordingly. The Company also purchases flexible bags or other suitable wrapping material for the storage, shipment, and presentation of the finished product to our customers.

### Distribution

Golden Flake sells its products through its own sales organization and independent distributors to commercial establishments which sell food products in Alabama, Tennessee, Georgia, Mississippi, Louisiana, Kentucky, and South Carolina as well as parts of Florida, North Carolina, Arkansas, Missouri, Oklahoma, Virginia, Indiana, and Texas. The Golden Flake brand is well-known throughout the Southeast. The products are distributed to its customers by either company transportation or commercial carrier out of the Birmingham and Ocala plants.

Golden Flake's products are distributed to a wide variety of grocery store chains, discount stores, convenience stores, restaurants, and other outlets located in our marketing area. No single customer accounts for more than 10% of its total sales.

**Competition**

The snack foods business is highly competitive. In the area in which Golden Flake operates, many companies engage in the production and distribution of food products similar to those produced and sold by Golden Flake. Most, if not all, of Golden Flake's products are in direct competition with similar products of several local and regional companies and at least one national company, the Frito Lay Division of Pepsi Co., Inc., many of which are larger in terms of capital and sales volume than is Golden Flake. Golden Flake's marketing thrust is aimed at selling the highest quality product possible and giving good service to its customers, while being competitive with its prices. Golden Flake constantly tests the quality of its products for comparison with other similar products of competitors and maintains tight quality controls over its products. The Company believes that one of its major advantages is the Golden Flake brand, which has been developed and enhanced throughout the history of the company and is now well known within the geographic area served by the Company. The Company continues to promote the Golden Flake brand through sponsorship agreements, billboard campaigns, advertising, and other efforts.

**Employees**

As of July 12, 2013, Golden Flake employed approximately 790 employees. Of these employees, 761 were full-time, while 29 were part-time. Approximately 414 employees are involved in route sales and sales supervision, approximately 198 are in production, and approximately 119 are management and administrative personnel.

Golden Flake believes that the performance and loyalty of its employees are two of the most important factors in the growth and profitability of its business. Since labor costs represent a significant portion of Golden Flake's expenses, employee productivity is important to profitability. Golden Flake considers all of its employees to be a part of the "Golden Flake Family".

**SEC Filings**

The Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and other filings with the Securities and Exchange Commission can be found at the Company's website located at www.goldenflake.com, under the financial tab.

**Environmental Matters**

Not applicable.

**Significant Events**

Not Applicable.

**Executive Officers of Registrant**
**And Its Subsidiary**

| Name and Age | Position and Offices with Management |
|---|---|
| Mark W. McCutcheon, 58 | Mr. McCutcheon is Chairman of the Board, Chief Executive Officer and President of the Company and President of Golden Flake Snack Foods, Inc. He was elected Chairman of the Board on July 22, 2010, President and Chief Executive Officer of the Company on April 4, 2001 and President of Golden Flake on November 1, 1998. He has been employed by Golden Flake since 1980. Mr. McCutcheon is elected to his positions on an annual basis and his present terms of office will expire on May 30, 2014. |
| Patty Townsend, 55 | Ms. Townsend is Chief Financial Officer, Vice President and Secretary of the Company. She was initially elected Chief Financial Officer, Vice-President and Secretary of the Company on March 1, 2004. She has been employed with the Company since 1988. Ms. Townsend is elected to her positions on an annual basis, and her present terms of office will expire on May 30, 2014. |
| Paul R. Bates, 59 | Mr. Bates is Executive Vice-President of Sales, Marketing and Transportation for Golden Flake. He has held these positions since October 26, 1998. Mr. Bates was Vice-President of Sales from October 1, 1994 to 1998. Mr. Bates has been employed by Golden Flake since March 1979. Mr. Bates is elected to his positions on an annual basis, and his present terms of office will expire on May 30, 2014. |
| David A. Jones, 61 | Mr. Jones is Executive Vice-President of Operations, Human Resources and Quality Control for Golden Flake. He has held these positions since May 20, 2002. Mr. Jones was Vice-President of Manufacturing from 1998 to 2002 and Vice-President of Operations from 2000 to 2002. Mr. Jones has been employed by Golden Flake since 1984. Mr. Jones is elected to his positions on an annual basis, and his present terms of office will expire on May 30, 2014. |

## ITEM 1A. – RISK FACTORS

As a smaller reporting company, the Company is not required to provide a statement of risk factors. However, we believe this information may be valuable to our shareholders for this filing. The Company reserves the right to not provide risk factors in the future.

Important factors that could cause the Company's actual business results, performance, or achievements to differ materially from any forward looking statements or other projections contained in this Annual Form 10-K Report include, but are not limited to the principal risk factors set forth below. Additional risks and uncertainties, including risks not presently known to the Company, or that it currently deems immaterial, may also impair the Company's business and or operations. If the events discussed in these risk factors occur, the Company's business, financial condition, results of operations or cash flow could be adversely affected in a material way and the market value of the Company's common stock could decline.

### Competition

Price competition and consolidation within the Snack Food industry could adversely impact the Company's performance. The Company's business requires significant marketing and sales effort to compete with larger companies. These larger competitors sell a significant portion of their products through discounting and other price cutting techniques. This intense competition increases the possibility that the Company could lose one or more customers, lose market share and/or be forced to increase discounts, and reduce pricing, any of which could have an adverse impact on the Company's business, financial condition, results of operation, and/or cash flow.

### Commodity Cost Fluctuations

Significant commodity price fluctuations for certain commodities purchased by the Company, particularly potatoes, corn, pork skins, and cooking oils could have a material impact on results of operations. These price fluctuations can be impacted by various factors including weather conditions, such as flooding or drought. In an attempt to manage commodity price risk, the Company, in the normal course of business, enters into contracts to purchase pre-established quantities of various types of raw materials, at contracted prices based on expected short term needs.

### Energy Cost Fluctuations

The Company can also be adversely impacted by changes in the cost of natural gas and other fuel costs. Long term increases in the cost of natural gas and fuel costs could adversely impact and increase the Company's cost of sales and selling, marketing, and delivery expenses.

There are other risks and factors not described above that could also cause actual results to differ materially from those in any forward looking statement made by the Company.

## ITEM 1B. – UNRESOLVED STAFF COMMENTS

Not Applicable.

## ITEM 2. – PROPERTIES

The headquarters of the Company are located in Birmingham, Alabama. The properties of Golden Flake are described below.

### Manufacturing Plants and Office Headquarters

The main plant and office headquarters of Golden Flake are located in Birmingham, Alabama, and are situated on approximately 40 acres of land. This facility consists of three buildings which have a total of approximately 300,000 square feet of floor area. The plant manufactures a full line of Golden Flake products. Golden Flake also has a garage and vehicle maintenance service center from which it services, maintains, repairs, and rebuilds its fleet and delivery trucks in Birmingham.

Golden Flake also has a manufacturing plant in Ocala, Florida. This plant was placed in service in November 1984. The plant consists of approximately 100,000 square feet of floor area and is located on a 28-acre site on Silver Springs Boulevard. The Company manufactures tortilla chips and potato chips from this facility.

Management believes that our Company's facilities for the production of our products are suitable and adequate, that they are being appropriately utilized in line with past experience, and that they have sufficient production capacity for their present intended purposes. The extent of utilization of such facilities varies based upon seasonal demand for our products. It is not possible to measure with any degree of certainty or uniformity the productive capacity and extent of utilization of these facilities. However, management believes that additional production can be obtained at the existing facilities by adding personnel and capital equipment and, at some facilities, by adding shifts of personnel or expanding the facilities. We continuously review our anticipated requirements for facilities and, on the basis of that review, may from time to time acquire additional facilities and/or dispose of existing facilities.

Both manufacturing plants and the office headquarters are owned by Golden Flake and are owned free and clear of any debt.

### Distribution Warehouses

Golden Flake owns central branch warehouses in Birmingham, Montgomery, Midfield, Demopolis, Fort Payne, Muscle Shoals, Huntsville, Phoenix City, Tuscaloosa, Mobile, Dothan, and Oxford, Alabama; Gulfport and Jackson, Mississippi; Knoxville and Memphis, Tennessee; Decatur and Macon, Georgia; Panama City, Tallahassee, and Pensacola, Florida; and New Orleans, Louisiana. The warehouses vary in size from 2,400 to 8,000 square feet. All central branch warehouses are owned free and clear of any debts. The Company also rents satellite warehouse branches throughout its distribution area.

## ITEM 3. – LEGAL PROCEEDINGS

There are no material pending legal proceedings against the Company or its subsidiary other than ordinary routine litigation incidental to the business of the Company and its subsidiary.

## ITEM 4. – MINE SAFETY DISCLOSURES

Not applicable.

## PART II

## ITEM 5. – MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

**Golden Enterprises, Inc. and Subsidiary**

**Market and Dividend Information**

The Company's common stock is traded on the NASDAQ Global Market under the symbol GLDC. The following tabulation sets forth the high and low sale prices for the common stock during each quarter of the fiscal years ended May 31, 2013 and June 1, 2012 and the amount of dividends paid per share in each quarter. Our Board of Directors will consider the amount of future cash dividends on a quarterly basis.

| Quarter<br>Year Ended 2013 | Market Price<br>High Price | <br>Low Price | Dividend Paid Per share |
|---|---|---|---|
| First quarter (13 weeks ended August 31, 2012) | $3.54 | $3.32 | $.0313 |
| Second quarter (13 weeks ended November 30, 2012) | 3.50 | 3.16 | .0313 |
| Third quarter (13 weeks ended March 1, 2013) | 3.61 | 3.25 | .0313 |
| Fourth quarter (13 weeks ended May 31, 2013) | 3.64 | 3.37 | .0313 |

| Quarter<br>Year Ended 2012 | High Price | Low Price | Dividend Paid Per share |
|---|---|---|---|
| First quarter (13 weeks ended September 2, 2011) | $3.68 | $3.10 | $.0313 |
| Second quarter (13 weeks ended December 2, 2011) | 3.90 | 3.13 | .0313 |
| Third quarter (13 weeks ended March 2, 2012) | 3.75 | 3.18 | .0313 |
| Fourth quarter (13 weeks ended June 1, 2012) | 3.65 | 3.05 | .0313 |

As of July 26, 2013, there were approximately 930 shareholders of record.

**Securities Authorized For Issuance under Equity Compensation Plans**

None.

**Issuer Purchases of Equity Securities**

The Company purchased 2,000 shares of its common stock during the fiscal year ended May 31, 2013.

## ITEM 6. – SELECTED FINANCIAL DATA

Not required due to Smaller Reporting Company status.

# ITEM 7. – MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

## GOLDEN ENTERPRISES, INC. AND SUBSIDIARY

**Management's Discussion and Analysis of**
**Financial Condition and Results of Operations**

The following discussion provides an assessment of the Company's financial condition, results of operations, liquidity, and capital resources and should be read in conjunction with the accompanying consolidated financial statements and notes.

### Overview

The Company manufactures and distributes a full line of snack items, such as potato chips, tortilla chips, corn chips, fried pork skins, baked and fried cheese curls, onion rings, and puff corn. The products are all packaged in flexible bags or other suitable wrapping material. The Company also sells canned dips, pretzels, peanut butter crackers, cheese crackers, dried meat products, and nuts packaged by other manufacturers using the Golden Flake label.

No single product or product line accounts for more than 50% of the Company's sales, which affords some protection against loss of volume due to a crop failure of major agricultural raw materials or failure to procure an adequate supply of pork skin pellets. Raw materials used in manufacturing and processing the Company's snack food products are purchased on the open market, under contract through brokers and directly from growers. A large part of the raw materials used by the Company consists of farm commodities which are subject to precipitous changes in supply and price. Weather varies from season to season and directly affects both the quality and supply of farm commodities available. The Company has no control of the agricultural aspects and its profits are affected accordingly.

The Company sells its products through its own sales organization and independent distributors to commercial establishments that sell food products primarily in the Southeastern United States. The products are distributed through the independent distributors and route representatives who are supplied with selling inventory by the Company's trucking fleet. All of the route representatives are employees of the Company and use the Company's direct-store delivery system.

### Critical Accounting Policies and Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, the preparation of which in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that in certain circumstances affect amounts reported in the consolidated financial statements. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due considerations to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ materially from these estimates. Other accounting policies and estimates are detailed in Note 1 of the Notes To Consolidated Financial Statements in this 10-K.

## Revenue Recognition

The Company recognizes sales and related costs upon delivery or shipment of products to its customers, including independent distributors. Sales are reduced by returns from and allowances to customers.

## Accounts Receivable

The Company records accounts receivable at the time revenue is recognized. Amounts for bad debt expense are recorded in selling, general and administrative expenses on the Consolidated Statements of Operations. The amount of the allowance for doubtful accounts is based on management's estimate of the accounts receivable amount that is uncollectible. The Company records a general reserve based on analysis of historical data. In addition, the Company records specific reserves for receivable balances that are considered high-risk due to known facts regarding the customer. The allowance for bad debts is reviewed quarterly, and determined whether the amount should be changed. Failure of a major customer to pay the Company amounts owed could have a material impact on the financial statements of the Company. At May 31, 2013 and June 1, 2012, the Company had accounts receivables in the amount of $10,459,706 and $10,566,073, net of an allowance for doubtful accounts of $70,000 and $70,000, respectively. The Company did not have any major customer write-offs this year that were not covered by credit insurance.

## Inventories

Inventories are stated at the lower of cost or market. Cost is computed on the first-in, first out method.

## Accrued Expenses

Management estimates certain expenses in an effort to record those expenses in the period incurred. The Company's significant estimates relate to insurance expenses. The Company is self-insured for certain casualty losses relating to automobile liability, general liability, workers' compensation, property losses, and medical claims. The Company also has stop loss insurance coverage to limit the exposure arising from these claims. Automobile liability, general liability, workers' compensation, and property losses costs are covered by letters of credit with the company's claim administrators.

The Company uses a third-party actuary to estimate the casualty insurance obligations on an annual basis.

In determining the ultimate loss and reserve requirements, the third-party actuary uses various actuarial assumptions including compensation trends, health care cost trends, and discount rates. The third-party actuary also uses historical information for claims frequency and severity in order to establish loss development factors.

The actuarial calculation includes a factor to account for changes in inflation, health care costs, compensation and litigation cost trends, as well as estimated future incurred claims. This year, the Company utilized a 50% confidence level for estimating the ultimate outstanding casualty liability based on the actuarial report. This assumes that approximately 50% of each claim should be equal to or less than the ultimate liability recorded based on the historical trends experienced by the Company. If the Company chose a 75% factor, the liability would have been increased by approximately $0.2 million. If the Company chose a 90% factor, the liability would have increased by approximately $0.5 million.

This year the Company used a 4% investment rate to discount the estimated claims based on the historical payout pattern during 2013 and 2012. A one percentage point change in the discount rate would have impacted the liability by approximately $32,300.

Actual ultimate losses could vary from those estimated by the third-party actuary. The Company believes the reserves established are reasonable estimates of the ultimate liability based on historical trends.

As of May 31, 2013, the Company's casualty reserve was $1,315,853 and at June 1, 2012 the casualty reserve was $1,387,200.

Employee medical insurance accruals are recorded based on medical claims processed as well as historical medical claims experienced for claims incurred but not yet reported. Differences in estimates and assumptions could result in an accrual requirement materially different from the calculated accrual.

**Other Commitments**

The Company has a letter of credit in the amount of $1,900,000 outstanding at May 31, 2013 and June 1, 2012. The letter of credit supports the Company's commercial self-insurance program.

The Company has a line-of-credit agreement with a local bank that permits borrowing up to $3 million. The line-of-credit is subject to the Company's continued credit worthiness and compliance with the terms and conditions of the loan agreement with the bank. The Company's line-of-credit debt at May 31, 2013 was $1,725,289 with an interest rate of 3.25%, leaving the Company with $1,274,711 of credit availability. The Company's line-of-credit debt as of June 1, 2012 was $1,293,698 with an interest rate of 3.50%, which left the Company with $1,706,302 of credit availability.

The Company's current ratio (current assets divided by current liabilities) was 1.30 to 1.00 and 1.43 to 1.00 at May 31, 2013 and June 1, 2012, respectively.

Available cash, cash from operations, and available credit under the line of credit are expected to be sufficient to meet anticipated cash expenditures and normal operating requirements for the foreseeable future.

**Operating Results**

Net sales increased by 1.0% in fiscal year 2013 and 3.9% in fiscal year 2012.

Cost of sales as a percentage of net sales amounted to 51.5% and 51.9% in 2013 and 2012, respectively.

Selling, general and administrative expenses were 46.8% of net sales in 2013 and 45.2% of net sales in 2012.

Operating income for the fiscal year decreased 41.2% compared to last fiscal year, driven by increased selling and administrative expenses a large portion of which was attributable to the new enterprise resource planning system.

The Company's effective tax rates for 2013 and 2012 were 47.9% and 44.1%, respectively. Note 6 to the Consolidated Financial Statements provides additional information about the provision for income taxes.

The following tables compare manufactured products to resale products for the fiscal years ended May 31, 2013 and June 1, 2012:

Manufactured Products-Resale Products

| | 2013 | | 2012 | |
|---|---|---|---|---|
| **Sales** | | % | | % |
| Manufactured Products | $ 108,848,686 | 79.3% | $ 105,302,817 | 77.3% |
| Resale Products | 28,496,030 | 20.7% | 30,882,840 | 22.7% |
| Total | $ 137,344,716 | 100.0% | $ 136,185,657 | 100.0% |
| | | | | |
| **Gross Margin** | | % | | % |
| Manufactured Products | $ 54,727,249 | 50.3% | $ 54,925,598 | 52.2% |
| Resale Products | 11,830,040 | 41.5% | 10,617,782 | 34.4% |
| Total | $ 66,557,289 | 48.5% | $ 65,543,380 | 48.1% |

## Liquidity and Capital Resources

Working capital was $4,276,373 and $6,005,479 at May 31, 2013 and June 1, 2012, respectively. Net cash provided by operations amounted to $4,607,029 and $5,747,290 in fiscal years May 31, 2012 and June 1, 2012, respectively. During 2013, the principal source of liquidity for the Company's operating needs was provided from operating activities, credit facilities, and cash on hand.

Additions to property, plant and equipment are expected to be approximately $5,000,000 in 2014.

Cash dividends of $1,467,879 and $1,466,831 were paid in 2013 and 2012, respectively.

Cash of $6,860 was used to purchase 2,000 shares of treasury stock in fiscal 2013 while the Company did not purchase any shares of treasury stock in fiscal 2012.

During fiscal 2013, the Company's debt proceeds net of re-paid debt was $73,670 versus ($828,659) during fiscal 2012.

## Market Risk

The principal market risks (i.e. the risk of loss arising from adverse changes in market rates and prices) to which the Company is exposed are interest rates on its cash equivalents and bank loans, fuel costs, and commodity prices affecting the cost of its raw materials.

The Company is subject to market risk with respect to commodities because its ability to recover increased costs through higher pricing may be limited by the competitive environment in which it operates. The Company purchases its raw materials on the open market, under contract through brokers and directly from growers. Futures contracts have been used occasionally to hedge immaterial amounts of commodity purchases, but none are presently being used.

### Inflation

Certain costs and expenses of the Company are affected by inflation. The Company's prices for its products over the past several fiscal years have remained relatively flat. The Company plans to contend with the effect of further inflation through efficient purchasing, improved manufacturing methods, pricing, and by monitoring and controlling expenses.

### Environmental Matters

Golden Flake's waste water treatment plant is an environmentally-friendly way to dispose of process water at the Birmingham plant. The treatment plant has allowed Golden Flake to release the processing water into a neighboring creek which has improved the flow of water in the creek and has positively impacted the environment in the area surrounding the plant. The treatment plant has also helped to reduce expenses associated with sewer charges since this has replaced the previous system which disposed of the process water through the public sewer system.

### Forward-Looking Statements

This report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those forward-looking statements. Factors that may cause actual results to differ materially include price competition, industry consolidation, raw material costs, fuel costs, and effectiveness of sales and marketing activities, as described in this 10-K. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date which they are made.

### Recent Developments

During the most recent fiscal year, the Company substantially implemented the enterprise resource planning (ERP) system. This system provides management with real time information to improve forecasting, enhance order and revenue tracking, and integrate our manufacturing, sales and marketing, human resources, and financial applications. The depreciation and amortization costs associated with this system will result in an increase in selling, general, and administrative expenses with an after tax effect currently estimated to be approximately $550,000 per year or a reduction in net income of $.05 per share. The Company expects future cost savings from the implementation of the ERP System due to decreased labor expenses and increase in work flow, supply chain and performance management efficiencies.

### Recently Issued Accounting Pronouncements

See Note 1 to the consolidated financial statements included in Item 8 for a summary of recently issued accounting pronouncements.

## ITEM 7 A. - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable as Company is a Smaller Reporting Company.

## ITEM 8. - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements of the registrant and its subsidiary for the year ended May 31, 2013, consisting of the following, are contained herein:

| | |
|---|---|
| Consolidated Balance Sheets | - As of May 31, 2013 and June 1, 2012 |
| Consolidated Statements of Income | - Fiscal years ended 2013 and 2012 |
| Consolidated Statements of Changes in Stockholders' Equity | - Fiscal years ended 2013 and 2012 |
| Consolidated Statements of Cash Flows | - Fiscal years ended 2013 and 2012 |
| Notes to Consolidated Financial Statements | - Fiscal years ended 2013 and 2012 |

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders and
Board of Directors of
Golden Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of Golden Enterprises, Inc. and subsidiary as of May 31, 2013 and June 1, 2012, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. Our audits also included the financial statement schedule listed at Item 15(a) Schedule II. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden Enterprises, Inc. and subsidiary as of May 31, 2013 and June 1, 2012 and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We were not engaged to examine management's assertion about the effectiveness of Golden Enterprises, Inc. and subsidiary's internal control over financial reporting as of May 31, 2013 included in the Company's Item 9A "Controls and Procedures" in the Annual Report on Form 10-K and, accordingly, we do not express an opinion thereon.

DUDLEY, HOPTON-JONES, SIMS & FREEMAN PLLP

Birmingham, Alabama
August 8, 2013

# GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
# CONSOLIDATED BALANCE SHEETS
## As of May 31, 2013 and June 1, 2012

### ASSETS

| | 2013 | 2012 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ 757,111 | $ 1,893,816 |
| Receivables: | | |
| Trade accounts | 10,363,221 | 10,349,946 |
| Other | 166,485 | 286,127 |
| | 10,529,706 | 10,636,073 |
| Less: Allowance for doubtful accounts | 70,000 | 70,000 |
| | 10,459,706 | 10,566,073 |
| Inventories: | | |
| Raw materials | 1,872,541 | 1,693,629 |
| Finished goods | 3,083,272 | 3,463,169 |
| | 4,955,813 | 5,156,798 |
| Prepaid expenses | 1,554,737 | 1,754,874 |
| Accrued income taxes | - | 59,894 |
| Deferred income taxes | 596,267 | 615,182 |
| Total current assets | 18,323,634 | 20,046,637 |
| **PROPERTY, PLANT AND EQUIPMENT** | | |
| Land | 2,769,499 | 2,769,499 |
| Buildings | 18,793,928 | 18,323,373 |
| Machinery and equipment | 64,749,661 | 61,247,920 |
| Transportation equipment | 6,709,355 | 6,944,931 |
| | 93,022,443 | 89,285,723 |
| Less: Accumulated depreciation | 65,927,389 | 62,788,133 |
| | 27,095,054 | 26,497,590 |
| **OTHER ASSETS** | | |
| Cash surrender value of life insurance | 695,761 | 758,667 |
| Other | 1,642,030 | 1,450,732 |
| Total other assets | 2,337,791 | 2,209,399 |
| TOTAL | $ 47,756,479 | $ 48,753,626 |

See Accompanying Notes to Consolidated Financial Statements

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2013 | 2012 |
|---|---|---|
| CURRENT LIABILITIES | | |
| Checks outstanding in excess of bank balances | $ 1,442,915 | $ 1,710,417 |
| Accounts payable | 4,809,066 | 6,025,465 |
| Current portion of long-term debt | 392,850 | 357,921 |
| Line of credit outstanding | 1,725,289 | 1,293,698 |
| Accrued income tax | 53,475 | - |
| Other accrued expenses | 5,427,017 | 4,472,079 |
| Salary continuation plan | 196,649 | 181,578 |
| Total current liabilities | 14,047,261 | 14,041,158 |
| LONG-TERM LIABILITIES | | |
| Note payable-bank, non-current | 5,314,213 | 5,707,062 |
| Salary continuation plan | 1,032,810 | 1,097,655 |
| Deferred income taxes | 3,304,451 | 3,509,305 |
| Total long-term liabilities | 9,651,474 | 10,314,022 |
| STOCKHOLDERS' EQUITY | | |
| Common stock - $.66 2/3 par value: | | |
| Authorized 35,000,000 shares; | | |
| issued 13,828,793 shares | 9,219,195 | 9,219,195 |
| Additional paid-in capital | 6,497,954 | 6,497,954 |
| Retained earnings | 19,273,214 | 19,607,056 |
| Treasury shares -at cost (2,096,161 shares in 2013, 2,094,161 shares in 2012) | (10,932,619) | (10,925,759) |
| Total stockholders' equity | 24,057,744 | 24,398,446 |
| TOTAL | $ 47,756,479 | $ 48,753,626 |

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
For the Fiscal Years Ended May 31, 2013 and June 1, 2012

| | 2013 | 2012 |
|---|---|---|
| Net sales | $ 137,344,716 | $ 136,185,657 |
| Cost of sales | 70,787,427 | 70,642,277 |
| Gross margin | 66,557,289 | 65,543,380 |
| Selling, general and administrative expenses | 64,233,593 | 61,591,496 |
| Operating income | 2,323,696 | 3,951,884 |
| Other (expenses) income: | | |
| Gain on sale of assets | 61,040 | 162,876 |
| Interest expense | (311,098) | (282,784) |
| Other income | 102,917 | 113,873 |
| Total other (expenses) income | (147,141) | (6,035) |
| Income before income taxes | 2,176,555 | 3,945,849 |
| Provision for income taxes | 1,042,518 | 1,738,226 |
| Net income | $ 1,134,037 | $ 2,207,623 |
| PER SHARE OF COMMON STOCK | | |
| Basic earnings | $ 0.10 | $ 0.19 |
| Diluted earnings | $ 0.10 | $ 0.19 |

See Accompanying Notes to Consolidated Financial Statements

# GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
### For the Fiscal Years Ended May 31, 2013 and June 1, 2012

| | Stock | Capital | Earnings | Shares | Equity |
|---|---|---|---|---|---|
| Balance - June 3, 2011 | $ 9,219,195 | $ 6,497,954 | $ 18,866,264 | $ (10,925,759) | $ 23,657,654 |
| Net income - 2012 | - | - | 2,207,623 | - | 2,207,623 |
| Cash dividends paid | - | - | (1,466,831) | - | (1,466,831) |
| Balance - June 1, 2012 | 9,219,195 | 6,497,954 | 19,607,056 | (10,925,759) | 24,398,446 |
| Net income - 2013 | - | - | 1,134,037 | - | 1,134,037 |
| Cash dividends paid | - | - | (1,467,879) | - | (1,467,879) |
| Treasury shares purchased | | | | (6,860) | (6,860) |
| Balance - May 31, 2013 | $ 9,219,195 | $ 6,497,954 | $ 19,273,214 | $ (10,932,619) | $ 24,057,744 |

See Accompanying Notes to Consolidated Financial Statements

# GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
## CONSOLIDATED STATEMENTS OF CASHFLOWS
### For the Fiscal Years Ended May 31, 2013 and June 1, 2012

| | 2013 | 2012 |
|---|---|---|
| Net cash provided by operating activities | 4,607,029 | 5,747,290 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Purchase of property, plant and equipment | (4,149,678) | (5,214,408) |
| Proceeds from sale of property, plant and equipment | 74,514 | 222,755 |
| Net cash used in investing activities | (4,075,164) | (4,991,653) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Debt proceeds | 38,361,199 | 36,639,753 |
| Debt repayments | (38,287,529) | (37,468,412) |
| Change in checks outstanding in excess of bank balances | (267,501) | 712,031 |
| Purchases of treasury shares | (6,860) | - |
| Cash dividends paid | (1,467,879) | (1,466,831) |
| Net cash (used in) provided by financing activities | (1,668,570) | (1,583,459) |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | (1,136,705) | (827,822) |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | 1,893,816 | 2,721,638 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ 757,111 | $ 1,893,816 |

See Accompanying Notes to Consolidated Financial Statements

# GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
# CONSOLIDATED STATEMENTS OF CASHFLOWS
## For the Fiscal Years Ended May 31, 2013 and June 1, 2012

### RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

| | 2013 | 2012 |
|---|---|---|
| Net income | $ 1,134,037 | $ 2,207,623 |
| Adjustment to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | 3,538,740 | 3,303,353 |
| Deferred income taxes | (185,939) | 557,576 |
| Gain on sale of property and equipment | (61,040) | (162,876) |
| Change in receivables-net | 106,367 | (345,853) |
| Change in inventories | 200,985 | (161,169) |
| Change in prepaid expenses | 200,137 | 48,956 |
| Change in cash surrender value of insurance | 62,906 | 176,177 |
| Change in other assets - other | (191,298) | (151,239) |
| Change in accounts payable | (1,216,399) | (297,983) |
| Change in accrued expenses | 954,938 | (132,524) |
| Change in salary continuation plan | (49,774) | (100,324) |
| Change in accrued income taxes | 113,369 | 805,573 |
| Net cash provided by operating activities | $ 4,607,029 | $ 5,747,290 |

See Accompanying Notes to Consolidated Financial Statements

GOLDEN ENTERPRISES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Fiscal Years Ended May 31, 2013 and June 1, 2012

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Golden Enterprises, Inc. and subsidiary ("Company") conform to accounting principles generally accepted in the United States of America and to general practices within the snack foods industry. The following is a description of the more significant accounting policies:

### Nature of the Business
The Company manufactures and distributes a full line of snack items that are sold through its own sales organization and independent distributors to commercial establishments that sell food products primarily in the Southeastern United States.

### Consolidation
The consolidated financial statements include the accounts of Golden Enterprises, Inc. and its wholly-owned subsidiary, Golden Flake Snack Foods, Inc. All significant inter-company transactions and balances have been eliminated.

### Revenue Recognition
The Company recognizes sales and related costs upon delivery or shipment of products to its customers. Sales are reduced by returns and allowances to customers.

### Accounts Receivable
The Company records accounts receivable at the time revenue is recognized. Amounts for bad debt expense are recorded in selling, general and administrative expenses. The determination of the allowance for doubtful accounts is based on management's estimate of uncollectible accounts receivables. The Company records a general reserve based on analysis of historical data. In addition, management records specific reserves for receivable balances that are considered at higher risk due to known facts regarding the customer.

### Fiscal Year
The Company ends its fiscal year on the Friday closest to the last day in May. The year ended May 31, 2013 included 52 weeks as did the year ended June 1, 2012.

### Fair Value of Financial Instruments
The carrying amounts of cash and cash equivalents, receivables, accounts payable, and short-term debt approximate fair value.

### Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

### Inventories
Inventories are stated at the lower of cost or market. Cost is computed on the first-in, first-out method.

### Property, Plant and Equipment
Property, plant and equipment are stated at cost. For financial reporting purposes, depreciation and amortization have been provided principally on the straight-line method over the estimated useful lives of the respective assets. Accelerated methods are used for tax purposes.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Expenditures for maintenance and repairs are charged to operations as incurred; expenditures for renewals and betterments are capitalized and written off by depreciation and amortization charges. Property retired or sold is removed from the asset and related accumulated depreciation accounts and any profit or loss resulting there from is reflected in the statements of operations.

### Self-Insurance

The Company is self-insured for certain casualty losses relating to automobile liability, general liability, workers' compensation, property losses, and medical claims. The Company also has stop loss coverage to limit the exposure arising from these claims. Automobile liability, general liability, workers' compensation, and property losses costs are covered by letters of credit with the company's claim administrators.

Due to the complexity of estimating the timing and amounts of insurance claims, the Company uses a third-party actuary to estimate the casualty insurance obligations on an annual basis. In determining the ultimate loss and reserve requirements, the third-party uses various actuarial assumptions including compensation trends, health care cost trends, and discount rates. The third-party actuary also uses historical information for claims frequency and severity in order to establish loss development factors. The actuarial calculation includes a factor to account for changes in inflation, health care costs, compensation, and litigation cost trends, as well as estimated future incurred claims. Large fluctuations in claims can have a significant impact on selling, general and administrative expenses.

### Advertising

The Company expenses advertising costs as incurred. These costs are included in selling, general and administrative expenses. Advertising expense amounted to $8,228,325 and $7,896,443 for the fiscal years 2013 and 2012, respectively.

### Income Taxes

Deferred income taxes are provided using the liability method to measure tax consequences resulting from differences between financial accounting standards and applicable income tax laws. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

### Segment Information

The Company does not identify separate operating segments for management reporting purposes. The results of operations are the basis on which management evaluates operations and makes business decisions. The Company's sales are generated primarily within the Southeastern United States.

### Stock Options

As of October 15, 2011 all outstanding stock options expired and there are no instruments related to diluted earnings that are left outstanding. See Note 8 for further discussion of our stock option awards.

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

### Shipping and Handling Costs

Shipping and handling costs, which include salaries and vehicle operations expenses relating to the delivery of products to customers by the Company, are classified as selling, general and administrative expenses. Shipping and handling costs amounted to $3,911,142 and $4,113,192 for the fiscal years 2013 and 2012, respectively.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Recently Issued Accounting Pronouncements

There were no new accounting pronouncements that were of significance or potential significance to us.

## NOTE 2 – PREPAID EXPENSES

At May 31, 2013 and June 1, 2012, prepaid expenses consist of the following:

| | 2013 | 2012 |
|---|---|---|
| Truck shop supplies | $ 445,504 | $ 576,673 |
| Insurance deposit | 82,959 | 82,959 |
| Prepaid marketplace spending | 212,026 | 227,382 |
| Prepaid insurance | 257,757 | 159,941 |
| Prepaid taxes and licenses | 59,203 | 168,110 |
| Prepaid dues and supplies | 413,100 | 499,905 |
| Other prepaid | 84,188 | 39,904 |
| | $ 1,554,737 | $ 1,754,874 |

## NOTE 3 – OTHER ACCRUED EXPENSES

At May 31, 2013 and June 1, 2012, other accrued expenses consist of the following:

| | 2013 | 2012 |
|---|---|---|
| Accrued payroll | $ 463,967 | $ 414,270 |
| Self insurance liability | 1,315,853 | 1,387,200 |
| Accrued vacation | 1,419,726 | 1,365,648 |
| Other accrued expenses | 2,227,471 | 1,304,961 |
| | $ 5,427,017 | $ 4,472,079 |

## NOTE 4 - LINE OF CREDIT

The Company has a line-of-credit agreement with a local Birmingham bank that permits borrowing up to $3 million. The line-of-credit is subject to the Company's continued credit worthiness and compliance with the terms and conditions of the loan agreement. In October 2011, the line-of-credit was renewed with no changes from the previous year. The Company's line-of-credit debt at May 31, 2013 was $1,725,289 with an interest rate of 3.25%, leaving the Company with $1,274,711 of credit availability. The Company's line-of-credit debt as of June 1, 2012 was $1,293,698 with an interest rate of 3.50%, leaving the Company with $1,706,302 of credit availability.

## NOTE 5 – LONG-TERM LIABILITIES

Long-term debt at May 31, 2013 and June 1, 2012 consists of the following:

In March 2009, the Company established a construction line of credit with interest-only payments due through the end of the construction period at a fixed rate of 4.25%. In September 2009, the loan converted to a 10-year, 4.25% fixed rate equipment note, payable in equal monthly installments based on the final amount drawn during the constrution period which was $4,000,000. In March 2011, the loan was modified by taking the remaining balance of $3,532,700 and adding another $2,900,000 to finance the implementation of a new Enterprise Resource Planning system. At that time, the interest rate on the loan was adjusted to 3.52% and the terms were re-established at 15 years for the new amount of the loan.

| | 2013 | 2012 |
|---|---|---|
| Total equipment note payable | $ 5,671,240 | $ 6,015,767 |
| Less: current portion | (357,027) | (344,528) |
| Total non current portion | $ 5,314,213 | $ 5,671,239 |

In January 2010, the Company transferred an existing operating lease from one provider to another. Included in the new lease agreement were 5 transport vehicles that were added as a capital lease. The capital portion of the lease is for a term of 4 years at an annual interest rate of 3.69%.

| | 2013 | 2012 |
|---|---|---|
| Total capital lease | $35,823 | $49,216 |
| Less: current portion | (35,823) | (13,393) |
| Total non current portion | $0 | $35,823 |

| | 2013 | 2012 |
|---|---|---|
| Total note payable and capital lease | $5,707,063 | $6,064,983 |
| Less: current portion | (392,850) | (357,921) |
| Total non current portion | $5,314,213 | $5,707,062 |

NOTE 5 – LONG-TERM LIABILITIES- CONTINUED

Other long-term obligations at May 31, 2013 and June 1, 2012 consist of the following:

| | 2013 | 2012 |
|---|---|---|
| Salary continuation plan | $1,229,459 | $1,279,233 |
| Less: current portion | (196,649) | (181,578) |
| Total non current portion | $1,032,810 | $1,097,655 |

The Company is accruing the present values of the estimated future retirement payments over the period from the date of the agreements to the retirement dates, for certain key executives. The Company recognized compensation expense of $131,804 and $67,337 for fiscal 2013 and 2012, respectively.

NOTE 6 – INCOME TAXES

At May 31, 2013 and June 1, 2012 the provision for income taxes consists of the following:

| | 2013 | 2012 |
|---|---|---|
| Current: | | |
| Federal | $ 992,003 | $ 956,326 |
| State | 236,454 | 224,324 |
| | 1,228,457 | 1,180,650 |
| Deferred: | | |
| Federal | (150,610) | 413,513 |
| State | (35,329) | 144,063 |
| | (185,939) | 557,576 |
| Total | $ 1,042,518 | $ 1,738,226 |

NOTE 6 – INCOME TAXES- CONTINUED

The effective tax rate for continuing operations differs from the expected tax using statutory rates. A reconciliation between the expected tax and actual tax follows:

| | 2013 | 2012 |
|---|---|---|
| Tax on income at statutory rates | $ 740,028 | $ 1,341,589 |
| Increase resulting from: | | |
| State income taxes, less Federal income tax effect | 156,060 | 148,054 |
| Other - net | 146,430 | 248,583 |
| Total | $ 1,042,518 | $ 1,738,226 |

The tax effects of temporary differences that result in deferred tax assets and liabilities are as follows:

| | 2013 | 2012 |
|---|---|---|
| Deferred tax assets | | |
| Salary continuation plan | $ 467,194 | $ 486,108 |
| Accrued vacation | 539,495 | 518,946 |
| Inventory capitalization | 65,515 | 72,937 |
| Allowance for doubtful accounts | 26,600 | 26,600 |
| Other accrued expenses | 141,511 | 118,960 |
| Gross deferred tax assets before valuation allowance | 1,240,315 | 1,223,551 |
| Less valuation allowance | - | - |
| Total deferred tax assets | 1,240,315 | 1,223,551 |
| Deferred tax liabilities | | |
| Property and equipment | 3,867,929 | 4,031,269 |
| Prepaid expenses | 80,570 | 86,405 |
| Total deferred tax liabilities | 3,948,499 | 4,117,674 |
| Net deferred tax liability | $ 2,708,184 | $ 2,894,123 |

## NOTE 7 – EMPLOYEE BENEFIT PLANS

The Company has a trusteed "Qualified Profit-Sharing Plan" that was amended and restated effective September 1, 2010, known as the Golden Flake Snack Foods, Inc. 401(k) Retirement Savings Plan (the "Plan"). Prior to September 1, 2010, the Plan was named the Golden Flake Snack Foods, Inc. 401(k) Salary Reduction Plan. The Plan's trustee was changed from New York Life Trust Company to State Street Bank and Trust Company effective September 1, 2010. Also, the Company appointed Diversified Investment Advisors to provide recordkeeping and general administrative services for the Plan effective September 1, 2010.

The Company's contributions to the Plan are reviewed and approved by the Board of Directors. For the year ended June 3, 2011, the Board approved an increase in the Company match from 20% of an employee's eligible contributions to 25% of an employee's eligible contributions. Total plan contributions for the years ended May 31, 2013 and June 1, 2012 were $154,760 and $161,833, respectively.

The Company previously maintained a "Qualified Profit Sharing Plan" named the Golden Flake Snack Foods, Inc. Amended and Restated Employee Stock Ownership Plan and Trust ("ESOP"). The ESOP merged into the Plan on August 31, 2010 and is no longer in existence. All account balances in the ESOP were fully vested. Immediately after the merger, each participant in the ESOP has their account balances in the ESOP prior to the merger added to their account balances in the Plan. Years of service accrued through August 31, 2010 under the ESOP were recognized under the Plan.

The Company has a salary continuation plan with certain of its key officers whereby monthly benefits will be paid for a period of fifteen years following retirement. The Company is accruing the present value of all retirement benefits until the key officers reach normal retirement age at which time the principal portion of the retirement benefits paid are applied to the liability previously accrued. The change in the liability for the Salary Continuation Plan is as follows:

| | 2013 | 2012 |
|---|---|---|
| Accrued salary continuation plan - beginning of year | $ 1,279,233 | $ 1,379,557 |
| Benefits accrued | 131,804 | 67,337 |
| Benefits paid | (181,578) | (167,661) |
| Accrued salary continuation plan - end of year | $ 1,229,459 | $ 1,279,233 |

## NOTE 8 – LONG-TERM INCENTIVE PLANS

The Company had a long-term incentive plan which, by its terms, expired on October 15, 2011 under which future stock option grants were previously issued. This Plan was administered by the Stock Option Committee of the Board of Directors, which had sole discretion, subject to the terms of the Plan, to determine those employees, including executive officers, eligible to receive awards and the amount and type of such awards. The Stock Option Committee also had the authority to interpret the Plan and make all other determinations required in the administration thereof. No options were outstanding on June 1, 2012 and the Plan is no longer in effect.

The Plan provided for the granting of Incentive Stock Options as defined under the Internal Revenue Code. Under the Plan, grants of incentive stock options were made to selected officers and employees, with a term not exceeding ten years from the issue date and at a price not less than the fair market value of the Company's stock at the date of grant. The Plan is no longer in effect after October 15, 2011.

Five hundred thousand shares of the Company's stock were initially reserved for issuance under this Plan. The following is a summary of transactions:

| | 2013 | | 2012 | |
|---|---|---|---|---|
| | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| Outstanding - beginning of year | - | $ - | 329,000 | $ 3.81 |
| Granted | - | - | - | - |
| Exercised | - | - | - | - |
| Forfeited | - | - | - | - |
| Expired | - | - | 329,000 | 3.81 |
| Outstanding - end of year | - | $ - | - | $ - |

All options granted under this plan expired on October 15, 2011.

## NOTE 9 – NET INCOME PER SHARE

Basic earnings per common share are computed by dividing earnings available to stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects per share amounts that would have resulted if dilutive potential common stock equivalents had been converted to common stock. As of October 15, 2011, all stock options expired and there are no instruments related to diluted earnings that are left outstanding at May 31, 2013. The following reconciles the information used to compute basic and diluted earnings per share:

| | Average Common Stock Shares | |
|---|---|---|
| | 2013 | 2012 |
| Basic weighted average shares outstanding | 11,733,489 | 11,734,632 |
| Effect of options | - | - |
| | 11,733,489 | 11,734,632 |

## NOTE 10 – DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instruments, such as estimates of timing and amount of expected future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

The carrying amounts for cash and cash equivalents approximate fair value because of the short maturity, generally less than three months, of these instruments.

The carrying value of the Company's salary continuation plan and accrued liability approximates fair value because present value is used in accruing this liability.

The Company does not hold or issue financial instruments for trading purposes and has no involvement with forward currency exchange contracts.

## NOTE 11 – COMMITMENTS AND CONTINGENCIES

Rental expense was $1,438,402 in 2013 and $1,298,242 in 2012.

The Company has entered into various operating lease agreements to replace aging route vans and transport trucks. The current annual obligation under this agreement is $826,582. Future minimum lease commitments for operating leases at May 31, 2013 were as follows:

| | |
|---|---|
| 2014 | 826,582 |
| 2015 | 480,301 |
| 2016 | 185,058 |
| 2017 | 70,075 |
| 2018 | - |

The Company has a letter of credit in the amount of $1,900,000 outstanding at May 31, 2013 and June 1, 2012. The letter of credit supports the Company's commercial self-insurance program. The Company pays a commitment fee of 0.75% to maintain the letters of credit.

The Company has entered into various other short term purchase commitments with suppliers for raw materials in the normal course of business.

The Company is subject to routine litigation and claims incidental to its business. In the opinion of management, such routine litigation and claims should not have a material adverse effect upon the Company's consolidated financial statements taken as a whole.

## NOTE 12 - CONCENTRATIONS OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables.

The Company maintains deposit relationships with high credit quality financial institutions. The Company's trade receivables result primarily from its snack food operations and reflect a broad customer base, primarily large grocery store chains located in the Southeastern United States. The Company routinely assesses the financial strength of its customers. As a consequence, concentrations of credit risk are limited.

The Company did not have any major customer write-offs this year that were not covered by credit insurance.

NOTE 13 – SUPPLEMENTARY STATEMENT OF INCOME INFORMATION

The following tabulation gives certain supplementary statement of income information for the years ended May 31, 2013 and June 1, 2012:

| | 2013 | 2012 |
|---|---|---|
| Maintenance and repairs | $ 6,163,701 | $ 6,373,126 |
| Depreciation | 3,538,740 | 3,303,353 |
| Payroll taxes | 2,316,893 | 2,247,331 |

Amounts for other taxes, rents, and research and development costs are not presented because each of such amounts is less than 1% of total revenues.

NOTE 14 – SUBSEQUENT EVENT

Not Applicable.

## ITEM 9. – CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

## ITEM 9A. – CONTROLS AND PROCEDURES

### Evaluation of Disclosure Controls and Procedures

Our company's management, under the supervision of and with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of May 31, 2013. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of May 31, 2013, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

## Management's Assessment on Internal Control over Financial Reporting

The management of the company is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company's management assessed the effectiveness of the company's internal control over financial reporting as of May 31, 2013. In making this assessment, the company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control-Integrated Framework.

Based on our assessment, management concluded that, as of May 31, 2013, the company's internal control over financial reporting is effective based on those criteria set forth.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

## Changes in Internal Control over Financial Reporting

No change in our internal controls over financial reporting occurred during the fiscal quarter ended May 31, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

## ITEM 9B. – OTHER INFORMATION

Not Applicable.

# PART III

## ITEM 10. – DIRECTORS AND EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

With the exception of information as follows and as set forth under the caption Executive Officers of the Registrant and Its Subsidiary which appears in Part I of this Form 10-K on Page 7, the information required by this item is incorporated by reference to the sections of the Company's Proxy Statement entitled "Election of Directors," "Additional Information Concerning the Board of Directors," "Executive Compensation and Other Information," "Section 16(a) Beneficial Ownership Reporting Compliance," "Code of Conduct and Ethics," and "Corporate Governance" for the 2013 Annual Meeting of Stockholders to be held September 19, 2013.

### Section 16A Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act, as amended, requires the Company's officers and directors and persons who own more than 10% of the Company's outstanding Common Stock to file reports of ownership with the Securities and Exchange Commission ("SEC"). All officers and directors timely filed required Form 4 and 5 reports.

## ITEM 11. – EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the sections entitled "Executive Compensation" of the Company's Proxy Statement for the 2013 Annual Meeting of Stockholders to be held September 19, 2013. See Item 5 of this Annual Report on Form 10-K for information concerning the Company's equity compensation plans.

## ITEM 12. – SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to the sections entitled "Security Ownership of Certain Beneficial Owners and Management" and "Section 16(a) Beneficial Ownership Reporting Compliance," of the Company's Proxy Statement for the 2013 Annual Meeting of Stockholders to be held September 19, 2013.

## ITEM 13. – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to the section entitled "Certain Related Party Transactions" and "Director Independence" of the Company's Proxy Statement for the 2013 Annual Meeting of Stockholders to be held September 19, 2013.

## ITEM 14. – PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to the section entitled "Independent Accountants" of the Company's Proxy Statement for the 2013 Annual Meeting of Stockholders to be held September 19, 2013.

Prior to September 30, 2013, the Company will file a definitive Proxy Statement with the Securities and Exchange Commission pursuant to Regulation 14A which involves the election of directors.

## PART IV

## ITEM 15. - EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. LIST OF FINANCIAL STATEMENTS

The following consolidated financial statements of Golden Enterprises, Inc., and subsidiary required to be included in Item 8 are listed below:

Consolidated Balance Sheets – May 31, 2013 and June 1, 2012

Consolidated Statements of Income- Years ended May 31, 2013 and June 1, 2012

Consolidated Statements of Changes in Stockholders' Equity- Years ended May 31, 2013 and June 1, 2012

Consolidated Statements of Cash Flows- Years ended May 31, 2013 and June 1, 2012

Notes to Consolidated Financial Statements

(a) 2. LIST OF FINANCIAL STATEMENT SCHEDULES

The following consolidated financial statements schedule is included in Item 15 (c):

Schedule II- Valuation and Qualifying Accounts

All other schedules are omitted because the information required therein is not applicable, or the information is given in the financial statements and notes thereto.

(a) 3. Exhibits

(3) Articles of Incorporation and By-laws of Golden Enterprises, Inc.

3.1 Certificate of Incorporation of Golden Enterprises, Inc. (originally known as "Golden Flake, Inc.") dated December 11, 1967 (incorporated by reference to Exhibit 3.1 to Golden Enterprises, Inc. May 31, 2004 Form 10-K filed with the Commission).

3.2 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated December 22, 1976 (incorporated by reference to Exhibit 3.2 to Golden Enterprises, Inc. May 31, 2004 Form 10-K filed with the Commission).

3.3 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated October 2, 1978 (incorporated by reference to Exhibit 3 to Golden Enterprises, Inc. May 31, 1979 Form 10-K filed with the Commission).

3.4 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated October 4, 1979 (incorporated by reference to Exhibit 3 to Golden Enterprises, Inc. May 31, 1980 Form 10-K filed with the Commission).

3.5 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated September 24, 1982 (incorporated by reference to Exhibit 3.1 to Golden Enterprises, Inc. May 31, 1983 Form 10-K filed with the Commission).

3.6 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated September 22, 1983 (incorporated by reference to Exhibit 19.1 to Golden Enterprises, Inc. Form 10-Q Report for the quarter ended November 30, 1983 filed with the Commission).

3.7 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated October 3, 1985 (incorporated by reference to Exhibit 19.1 to Golden Enterprises, Inc. Form 10-Q Report for the quarter ended November 30, 1985 filed with the Commission).

3.8 Certificate of Amendment of Certificate of Incorporation of Golden Enterprises, Inc. dated September 23, 1987 (incorporated by reference to Exhibit 3.1 to Golden Enterprises, Inc. May 31, 1988 Form 10-K filed with the Commission).

3.9 By-Laws of Golden Enterprises, Inc. (incorporated by reference to Exhibit 3.4 to Golden Enterprises, Inc. May 31, 1988 Form 10-K filed with the Commission).

(10) Material Contracts

10.1 A Form of Indemnity Agreement executed by and between Golden Enterprises, Inc. and Each of Its Directors (incorporated by reference as Exhibit 19.1 to Golden Enterprises, Inc. Form 10-Q Report for the quarter ended November 30, 1987 filed with the Commission).

10.2 Amended and Restated Salary Continuation Plans for John S. Stein (incorporated by reference to Exhibit 19.1 to Golden Enterprises, Inc. May 31, 1990 Form 10-K filed with the Commission).

10.3 Indemnity Agreement executed by and between the Company and J. Wallace Nall, Jr. (incorporated by reference as Exhibit 19.4 to Golden Enterprises, Inc. May 31, 1991 Form 10-K filed with the Commission).

10.4 Salary Continuation Plans - Retirement, Disability and Death Benefits for F. Wayne Pate (incorporated by reference to Exhibit 19.1 to Golden Enterprises, Inc. May 31, 1992 Form 10-K filed with the Commission).

10.5 Indemnity Agreement executed by and between the Registrant and F. Wayne Pate (incorporated by reference as Exhibit 19.3 to Golden Enterprises, Inc. May 31, 1992 Form 10-K filed with the Commission).

10.9 Amendment to Salary Continuation Plans, Retirement and Disability for F. Wayne Pate dated April 9, 2002 (incorporated by reference to Exhibit 10.2 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).

10.10 Amendment to Salary Continuation Plans, Retirement and Disability for John S. Stein dated April 9, 2002 (incorporated by reference to Exhibit 10.3 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission).

| | |
|---|---|
| 10.11 | Amendment to Salary Continuation Plan, Death Benefits for John S. Stein dated April 9, 2002 (incorporated by reference to Exhibit 10.4 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission). |
| 10.12 | Retirement and Consulting Agreement for John S. Stein dated April 9, 2002 (incorporated by reference to Exhibit 10.5 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission). |
| 10.13 | Salary Continuation Plan for Mark W. McCutcheon dated May 15, 2002 (incorporated by reference to Exhibit 10.6 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission). |
| 10.14 | Trust Under Salary Continuation Plan for Mark W. McCutcheon dated May 15, 2002 (incorporated by reference to Exhibit 10.7 to Golden Enterprises, Inc. May 31, 2002 Form 10-K filed with the Commission). |
| 10.20 | Amendment to Salary Continuation Plan for Mark W. McCutcheon dated December 30, 2008 (incorporated by reference to Exhibit 10.20 Golden Enterprises, Inc. February 27, 2009 Form 10-Q filed with the Commission). |
| 10.24 | A Form of Indemnity Agreement to be executed by and between Golden Enterprises, Inc. and the following directors: Mark W. McCutcheon, Joann F. Bashinsky, John S. Stein, III, William B. Morton, Jr., Paul R. Bates and David A. Jones (incorporated by reference to Exhibit 10.24 to Golden Enterprises, Inc. January 13, 2011 Form 10-Q filed with the Commission). |
| 14.1 | Golden Enterprises, Inc.'s Code of Conduct and Ethics adopted by the Board of Directors on April 8, 2004 (incorporated by reference to Exhibit 14.1 to Golden Enterprises, Inc. May 31, 2004 Form 10-K filed with the Commission). |
| (18) | Letter Re: Change in Accounting Principles |
| 18.1 | Letter from the Registrant's Independent Accountant dated August 12, 2005 indicating a change in the method of applying accounting practices followed by the Registrant for the fiscal year ended June 3, 2005 (incorporated by reference to Exhibit 18.1 to Golden Enterprises, Inc.'s June 3, 2005 Form 10-K filed with the Commission) |
| 21 | Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to Golden Enterprises, Inc. May 31, 2004 Form 10-K filed with the Commission) |
| (31) | Certifications |
| 31.1 | Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(99) Additional Exhibits

99.1 A copy of excerpts of the Last Will and Testament and Codicils thereto of Sloan Y. Bashinsky, Sr. and of the SYB Common Stock Trust created by Sloan Y. Bashinsky, Sr. providing for the creation of a Voting Committee to vote the shares of common stock of Golden Enterprises, Inc. held by SYB, Inc. and the Estate/Testamentary Trust of Sloan Y. Bashinsky, Sr. (incorporated by reference to Exhibit 99.1 to Golden Enterprises, Inc.'s June 3, 2005 Form 10-K filed with the Commission).

101.INS XBRL Instance Document

101.SCH XBRL Taxonomy Extension Schema Document

101.CAL XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF XBRL Taxonomy Extension Definition Linkbase Document

101.LAB XBRL Taxonomy Extension Label Linkbase Document

101.PRE XBRL Taxonomy Extension Presentation Linkbase Document

## SIGNATURES

**Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.**

GOLDEN ENTERPRISES, INC.

| | |
|---|---|
| By /s/Patty Townsend<br>**Patty Townsend**<br>**Vice President, Secretary and Principal Financial Officer** | August 16, 2013<br>**Date** |

**Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:**

| Signature | Title | Date |
|---|---|---|
| /s/Mark W. McCutcheon<br>**Mark W. McCutcheon** | Chairman of the Board, Chief Executive Officer, and President | August 16, 2013 |
| /s/Patty Townsend<br>**Patty Townsend** | Vice President, Secretary and Principal Financial Officer | August 16, 2013 |
| /s/F. Wayne Pate<br>**F. Wayne Pate** | Director | August 16, 2013 |
| /s/Edward R. Pascoe<br>**Edward R. Pascoe** | Director | August 16, 2013 |
| /s/John P. McKleroy, Jr.<br>**John P. McKleroy, Jr.** | Director | August 16, 2013 |
| /s/John S.P. Samford<br>**John S.P. Samford** | Director | August 16, 2013 |
| /s/J. Wallace Nall, Jr.<br>**J. Wallace Nall, Jr.** | Director | August 16, 2013 |
| /s/Joann F. Bashinsky<br>**Joann F. Bashinsky** | Director | August 16, 2013 |
| /s/Paul R. Bates<br>**Paul R. Bates** | Executive Vice-President and Director | August 16, 2013 |
| /s/David A. Jones<br>**David A. Jones** | Executive Vice-President and Director | August 16, 2013 |
| /s/William B. Morton, Jr.<br>**William B. Morton, Jr.** | Director | August 16, 2013 |
| /s/John S. Stein III<br>**John S. Stein III** | Director | August 16, 2013 |

# SCHEDULE II

## GOLDEN ENTERPRISES, INC. AND SUBSIDIARY

## VALUATION AND QUALIFYING ACCOUNTS

**For the Fiscal Years Ended May 31, 2013 and June 1, 2012**

| Allowance for Doubtful Accounts | Balance at Beginning of Year | Additions Charged to Costs and Expenses | Deductions | Balance at End of Year |
|---|---|---|---|---|
| Year ended June 1, 2012 | $ 70,000 | $0 | $0 | $70,000 |
| Year ended May 31, 2013 | $70,000 | $ 0 | $ 0 | $ 70,000 |

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Golden Enterprises, Inc.
1 Golden Flake Drive
Birmingham, Alabama 35205